Form 10-K, Exhibit 13
period 1994-01-02
ALLEGHENY LUDLUM CORP
filed 1994-03-15
CIK 811929

                                                       EXHIBIT 13
                                                       FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL OVERVIEW

Sales and earnings increased in fiscal 1993 reflecting higher demand for stainless steel products and improved product mix despite sales price pressure in most product lines and higher costs from a planned third quarter production outage. Earnings were also impacted favorably by lower prices for raw materials, gains from an investment in a limited partnership fund, lower production costs and a settlement related to a patent infringement case.

  Financial results include the results of Jessop Steel Company beginning November 10, 1993 which was the date on which the Company acquired Athlone Industries, Inc., the parent of Jessop Steel.

  This financial review covers certain developments during the past three years relating to the results of operations and financial condition of the Company.

RESULTS OF OPERATIONS

Net Sales by product line were as follows:


Fiscal Year (dollars in millions)    1993        %      1992       %      1991       %
- ----------------------------------------------------------------------------------------
Stainless Steel                      $  892.3    81.1   $  831.4   80.2   $  771.2   76.8
Silicon Electrical Steel                156.0    14.2      161.1   15.6      172.2   17.1
Other Specialty Alloys                   51.9     4.7       43.5    4.2       61.2    6.1
- -----------------------------------------------------------------------------------------
Total Net Sales                      $1,100.2   100.0   $1,036.0  100.0   $1,004.6  100.0
- -----------------------------------------------------------------------------------------


FISCAL YEAR 1993 COMPARED WITH FISCAL YEAR 1992

NET SALES

Net sales increased 6% in 1993 while shipments increased 8% to 518,000 tons in 1993 from 479,100 tons in 1992. The increases were due to increased shipments of stainless steel and specialty alloy products which were partially offset by slightly lower shipments of silicon electrical steel products. Sales price pressures were encountered in 1993, particularly in commodity stainless steel products in the fourth quarter of the year.

  Stainless steel sales increased 7% in 1993 due to higher demand, especially for emission control stainless steel for the automotive industry, and the inclusion of Jessop sales beginning in November 1993.

  Silicon electrical steel sales decreased 3% in 1993 due to lower domestic demand and increased imports, which were partially offset by increased shipments of finished export products.

  Other specialty alloy sales increased 19% primarily as a result of including sales of Jessop tool steels beginning in November 1993.

  Export sales increased to $79 million in 1993 compared to $69 million in 1992 due primarily to increased shipments of finished stainless steel and finished silicon electrical steel products.

  The Company's primary melt shop is currently operating at capacity. The Company anticipates that it will need to purchase slabs from other manufacturers of stainless steel to meet sales demand and believes that it will be able to do so on reasonable terms and conditions.

  Selling prices for grain-oriented silicon electrical steel were increased 5% effective January 3, 1994. Price increases have also been announced on stainless steel plate mill plate products effective February 28, 1994 and on stainless steel sheet, strip and continuous mill plate products effective May 2, 1994, in part to reflect price increases for certain raw materials.

  The level of stainless and silicon steel imports increased significantly in the 1993 fiscal year. In August 1993, the Company and others filed trade cases charging that dumping and unfairly priced and subsidized silicon electrical steel imports are undermining the U.S. market. In October 1993, the International Trade Commission ruled that imports of grain-oriented silicon steel from Italy and Japan injure or threaten injury to domestic producers. Beginning in February 1994, importers from these nations must post either cash or bonds of approximately 30% on the value of imported silicon electrical steel products.

COST AND EXPENSES

COST OF PRODUCTS SOLD includes raw material costs, labor costs, energy costs (primarily electricity and natural gas), and other operating and support costs related to the manufacturing process. Cost of products sold as a percentage of sales decreased 2.3 percentage points in 1993 compared to 1992 reflecting lower raw material costs, lower per net ton labor costs, and lower energy costs. These improvements were partially offset by additional costs related to the planned production outages at certain of the Company's Pennsylvania locations to upgrade certain melting and hot rolling facilities.

  Raw material costs decreased 12% in 1993 compared to 1992 on a per net ton shipped basis, primarily due to lower nickel costs.

  Labor costs per net ton shipped decreased 3% in 1993 compared to 1992. The decrease in labor costs reflected productivity improvements which were partially offset by scheduled contractual wage increases. The labor contract between the Company and the United Steelworkers of America ("USWA") is effective through March 31, 1994. The Company is in the process of negotiating with the USWA and cannot predict the outcome of the negotiations. The Company believes that it enjoys a good relationship with the USWA and expects that the Company and the USWA will be able to achieve a mutually satisfactory contract.

  Energy costs per net ton shipped decreased 5% in 1993 compared to 1992 primarily as a result of decreased usage which offset higher energy prices.

  Depreciation and amortization increased due to the Company's capital project additions and the addition of Jessop assets and costs in excess of net assets acquired as a result of the acquisition.

  RESEARCH, DEVELOPMENT AND TECHNOLOGY COSTS relate to efforts to develop new products and product applications, improved or new manufacturing methods, process improvements, quality assurance methods and cost reductions. The slight increase in costs in 1993 is primarily due to increased technical support of manufacturing processes, increased expense for compensation plans related to Company financial results or common stock values, and expenses for certain projects under development.

  COMMERCIAL AND ADMINISTRATIVE EXPENSES include salaries and benefits of sales, executive and other non-manufacturing administrative personnel and related corporate support expenditures. Increases in 1993 compared to 1992 reflect the inclusion of Jessop expenditures, normal salary increases and higher benefit costs, and increased expense for compensation plans related to Company financial results or common stock values.

  INTEREST EXPENSE-NET decreased in 1993 primarily due to increased interest income from higher cash balances which partially offset increased interest expense resulting from the full year impact of the $100 million of convertible subordinated debentures issued in March of 1992.

  GAIN FROM LIMITED PARTNERSHIP was the result of recording equity income from a subsidiary's investment in Code, Hennessy & Simmons, a limited partnership fund. The fund distributed $22.8 million in cash to the subsidiary. The Company cannot predict the magnitude or timing of any future gains or losses related to the investment.

  OTHER INCOME-NET increased significantly due to the favorable settlement of the patent infringement lawsuit against Nippon Steel Corporation.

FISCAL YEAR 1992 COMPARED WITH FISCAL YEAR 1991

NET SALES

Net sales increased 3% in 1992. Shipments of 479,100 tons in 1992 were virtually the same as the 478,900 tons shipped in 1991. The increase in shipments and sales dollars occurred in the third and fourth quarters of 1992 as compared to the 1991 periods. The increase in sales in 1992 was due primarily to improved demand for stainless steel products partially offset by lower sales of semi-finished silicon steel and lower sales of specialty alloys.

  Stainless steel sales increased 8% in 1992 reflecting increased domestic demand partially offset by lower selling prices and reduced export sales. Selling prices declined despite a modest price increase in June of 1992 which restored part of the price decline.

  Silicon electrical steel sales decreased 6% in 1992 primarily because of decreased demand for semi-finished export products.

  Other specialty alloys sales declined 29% in 1992 especially in the first and second quarters primarily due to lower demand in the aerospace and related industries and lower selling prices for most products.

  Export sales decreased to $69 million compared to $112 million in 1991 reflecting a decrease in sales of semi-finished silicon export products and a general decline in the European markets.

COST AND EXPENSES

Cost of products sold as a percentage of sales decreased slightly in 1992 reflecting improved product mix and reduced raw material costs which were partially offset by lower selling prices and increased charges related to inventory quantity liquidations of higher-priced material.

  In 1992 raw material costs decreased 4% from 1991 on a per net ton shipped basis despite the higher costs related to inventory quantity liquidations.

  Labor costs per net ton shipped increased 13% in 1992 compared to l991. The increase primarily reflected higher labor and related premium costs as a result of producing and selling more stainless steel products, and scheduled contractual wage increases.

  Energy costs per net ton shipped increased 6%. In 1992 more stainless steel products were produced and sold in a finished state resulting in a higher overall energy usage per net ton shipped. In addition, energy unit prices increased slightly in 1992.

  Research, development and technology costs increased in 1992 reflecting higher expenses for certain projects under development, increased compensation expense reflecting salary increases, higher profit sharing and increases tied to Company financial results or common stock prices.

  Commercial and administrative expenses in 1992 increased slightly over 1991 levels primarily due to higher salaries, benefits and costs for compensation plans tied to Company financial results or common stock prices. These increases were offset in part by lower legal costs.

  Interest expense-net decreased in 1992 primarily due to increased interest income from invested funds and lower average short-term borrowings which offset the increased interest expense resulting from the issuance of $100 million of convertible subordinated debentures in the first quarter of 1992.

  Gain from limited partnership was the result of recording equity income from the investment in Code, Hennessy & Simmons, a limited partnership fund.

  Other income-net decreased in 1992 compared to 1991 period as a result of a cash payment the Company received in 1991 in settlement of a lawsuit for patent infringement against Nippon Steel Corporation.

  The effective tax rate of 40.5% in 1992 was lower than the 1991 rate of 43.2% primarily due to the one-time effect of the increased Pennsylvania state income tax rate in 1991 on the deferred tax liability.

  The cumulative effect of accounting change, which resulted in an after-tax charge of $125.2 million, reflected the adoption of FAS No. 106. This accounting change did not affect cash flows.

FINANCIAL CONDITION

In 1993 cash from operations of $104.2 million, cash on hand and short-term investments from the prior year of $123.6, and cash distributions of $22.8 million from limited partnership investments were used to invest $50.4 million in capital equipment, repay $7.5 million of long-term debt, pay $31.6 million in dividends, and make $57.8 million in payments primarily for debt repayment related to the Athlone acquisition. Cash and short-term investments were $98.6 million at the end of the year.

  Working capital of $258.9 million at January 2, 1994 compares to $299.4 million at the end of 1992. The current ratios for 1993 and 1992 were 2.2 and 2.9, respectively. The debt to total capitalization ratio of 26% at the end of 1993 compares to 36% at the end of 1992 and excludes $25 million of Athlone debt paid off in January of 1994.

  Capital expenditures of $50.4 million were made in 1993 for equipment throughout the plants. Capital expenditures in 1994 are expected to approximate $65 million including $6 million for pollution abatement equipment. Many of the applicable regulations have not been issued under the Clean Air Act Amendments of 1990. When issued, such regulations may affect the Company's operations and plans for capital expenditures in the future. The Company continues to believe that it will be able to meet the new requirements while continuing its capital programs.

  Internally generated funds, the availability of borrowings from existing credit arrangements and current cash on hand should be adequate to meet foreseeable needs.

  In addition to its capital expenditure program, in December 1993, a subsidiary of the Company committed to invest $30 million in a second Code, Hennessy & Simmons limited partnership fund over a five-year period. The first limited partnership investment, representing the proportionate ownership of the Company's subsidiaries in the fund's six portfolio company holdings, had a valuation of $22.8 million on the Company's January 2, 1994 balance sheet, following $22.8 million of cash distributions by the fund as previously noted. The Company cannot predict the magnitude or timing of any future gains or losses related to these investments.

  The Company expects its deferred tax assets to be realized in future periods due to the reversal of other offsetting temporary tax differences and the favorable profitability outlook. The Company and its predecessor realized profits (except for cumulative effect of accounting changes) for each year since becoming a stand-alone company in 1980.

  Assets held for sale include assets of Green River Steel Corporation and Reynolds Fasteners, Inc., net of liabilities assumed and reserves for losses. These businesses do not meet the Company's strategic objectives, and, therefore, they are held for sale.

  For liabilities related to pension and postretirement benefits, in 1993, the Company reduced the discount rates from 8.5% and 8.75%, respectively, to 7.5%. This change did not affect the cash flow of the Company and is not expected to have a material effect on operating results.

OTHER MATTERS

Although inflationary trends in recent years have been moderate, during the same period certain critical raw material costs have been volatile. The Company uses the last-in, first-out method of inventory accounting which reflects current costs in the cost of products sold. The Company considers these costs, the increasing costs of equipment and other costs in establishing its sales pricing policies and, in the past, has instituted raw material surcharges to the extent permitted by competitive factors in the marketplace. The Company continues to emphasize cost containment in all aspects of its business and, as in 1993, will continue concentrated efforts to further reduce inventories relative to sales in the current year.

  In 1992, the Company, through its joint venture partner, Voest-Alpine Industrieanlagenbau GmbH, completed construction of the first COILCAST (TM) commercial-size prototype thin strip direct casting machine to produce stainless and carbon steel flat products directly from molten steel. Trial casts began in mid-1992 and are continuing. Although the results of this developmental work are uncertain, the COILCAST joint venture now aims to commercialize the new technology in the mid- to late-1990s.

ACQUISITION

On November 10, 1993, the Company completed the purchase of Athlone Industries, Inc. See Note 11 of the Notes to the Consolidated Financial Statements for the effect of the acquisition on the Company's financial statements.

ACCOUNTING PRONOUNCEMENTS

In 1992, FAS Statement No. 112 was issued which relates to "Employers' Accounting for Postemployment Benefits." The statement is effective for fiscal years beginning after December 15, 1993. The Company's current accounting practices are in full compliance with provisions of the statement.

FAS Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities," was issued in 1993 and is effective for fiscal years beginning after December 15, 1993. The statement is not expected to have a material impact on the Company.

ALLEGHENY LUDLUM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME


(In thousands of dollars except per share amounts)

- -------------------------------------------------------------------------------------------------------------------
                                                                             JANUARY 2,    January 3,  December 29,
Fiscal Year Ended                                                              1994 (1)      1993 (2)      1991 (3)
- -------------------------------------------------------------------------------------------------------------------
Net Sales                                                                    $1,100,187    $1,036,029    $1,004,622
Costs and expenses:
  Cost of products sold                                                         877,662       850,180       828,516
  Research, development and technology                                           41,901        40,729        35,538
  Commercial and administrative                                                  46,048        41,089        40,677
  Depreciation and amortization                                                  30,708        27,578        26,224
- -------------------------------------------------------------------------------------------------------------------
                                                                                996,319       959,576       930,955
- -------------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                          103,868        76,453        73,667
Other income (expense):
  Interest expense - net                                                         (2,638)       (3,774)       (4,784)
  Gain from limited partnership                                                  15,740         8,808
  Other income - net                                                              1,996        (2,688)        3,508
- -------------------------------------------------------------------------------------------------------------------
                                                                                 15,098         2,346        (1,276)
- -------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND
  CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                        118,966        78,799        72,391
INCOME TAXES                                                                     48,206        31,942        31,281
- -------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING
 CHANGE                                                                          70,760        46,857        41,110
CUMULATIVE EFFECT OF ACCOUNTING CHANGE
 (LESS INCOME TAX BENEFIT OF $85,596)                                                --      (125,231)           --
- -------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                            $   70,760      $(78,374)     $ 41,110
- -------------------------------------------------------------------------------------------------------------------
Per Common Share:
 Income before cumulative effect of accounting
  change                                                                     $     1.06      $    .71      $    .62
 Cumulative effect of accounting change                                              --         (1.90)           --
- -------------------------------------------------------------------------------------------------------------------
 Net Income (Loss)                                                           $     1.06      $  (1.19)     $    .62
- -------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

(1) Reflects acquisition of Athlone Industries, Inc. on November 10, 1993.

(2) After adoption of FAS No. 106

(3) Before adoption of FAS No. 106

ALLEGHENY LUDLUM CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands of dollars)
- ---------------------------------------------------------------------------------------------------------------
                                                                                  JANUARY 2,         January 3,
                                                                                    1994 (1)               1993
- ---------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
 Cash and cash equivalents                                                        $   48,107           $ 51,437
 Short-term investments                                                               50,466             72,115
 Trade receivables, less allowances for doubtful accounts
  of $3,791 and $3,235                                                               110,962             95,538
 Inventories                                                                         254,764            235,259
 Prepaid expenses and other current assets                                             5,489              5,161
- ---------------------------------------------------------------------------------------------------------------
       TOTAL CURRENT ASSETS                                                          469,788            459,510
Properties, plants and equipment - net                                               447,942            362,136
Cost in excess of net assets acquired                                                144,132                 --
Investment in limited partnership                                                     22,764             24,409
Deferred income taxes                                                                 54,220             21,586
Assets acquired from Athlone and held for sale                                        29,117                 --
Other assets                                                                           6,086              3,544
- ---------------------------------------------------------------------------------------------------------------
       TOTAL ASSETS                                                               $1,174,049           $871,185
- ---------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
 Current portion of long-term debt                                                $    3,158           $  7,494
 Senior secured notes assumed in Athlone acquisition                                  25,000                 --
 Accounts payable                                                                     83,752             72,037
 Accrued compensation and benefits                                                    50,864             40,535
 Deferred income taxes                                                                13,472             13,515
 Income taxes                                                                          7,162             12,353
 Other accrued expenses                                                               27,469             14,220
- ---------------------------------------------------------------------------------------------------------------
       TOTAL CURRENT LIABILITIES                                                     210,877            160,154
Long-term debt, less current portion                                                 138,870            138,070
Pensions                                                                             106,227             67,054
Postretirement benefit liability                                                     285,122            223,849
Other                                                                                 29,531             25,114
- ---------------------------------------------------------------------------------------------------------------
       TOTAL LIABILITIES                                                             770,627            614,241
- ---------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
  Preferred stock, par value $1: authorized--50,000,000 shares; issued--none
  Common stock, par value $.10: authorized--100,000,000 shares;
   issued--72,878,242 and 67,724,866 shares                                            7,288              6,772
  Additional capital                                                                 269,112            160,876
  Retained earnings                                                                  152,258            113,169
  Equity adjustment related to minimum liability for pension plans                    (2,353)                --
  Common stock in treasury at cost--1,844,381 and 1,988,588 shares                   (22,883)           (23,873)
- ---------------------------------------------------------------------------------------------------------------
       TOTAL SHAREHOLDERS' EQUITY                                                    403,422            256,944
- ---------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                        $1,174,049           $871,185
- ---------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

(1) Reflects acquisition of Athlone Industries, Inc.

ALLEGHENY LUDLUM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands of dollars)
- -----------------------------------------------------------------------------------------------------------
                                                                      JANUARY 2,   January 3,  December 29,
Fiscal Year Ended                                                       1994 (1)         1993          1991
- -----------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Income before cumulative effect of accounting change                   $ 70,760     $  46,857    $ 41,110
  Adjustments to reconcile income before cumulative
  effect of accounting change to cash flow from
  operating activities:
   Depreciation and amortization                                           30,708        27,578      26,224
   Gain from limited partnership investment                               (15,740)       (8,808)         --
   Deferred taxes                                                          (3,143)       (5,255)      3,921
  Change in operating assets and liabilities:
    Long-term pension liability                                           (10,840)       (5,985)     (4,846)
    Long-term postretirement liability                                     18,236        13,022          --
    Deferred employee benefits                                              4,185         1,312        (433)
    Trade receivables                                                         359        (2,768)      9,565
    Inventories                                                            15,441        49,254      30,280
    Trade payables                                                          1,047       (19,917)    (21,201)
    Income taxes payable                                                   (5,191)        9,619       1,833
    Net change in other current assets
     and current liabilities                                               (1,265)       (1,906)     (7,902)
 Other changes                                                               (339)          606         889
- -----------------------------------------------------------------------------------------------------------
    CASH FLOWS FROM OPERATING ACTIVITIES                                  104,218       103,609      79,440
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of properties, plants and equipment                           (50,446)      (25,987)    (36,456)
  Disposals of properties, plants and equipment                               242         1,039         222
  Sales (purchases) of short-term investments                              21,649       (72,115)         --
  Increase in limited partnership investment                               (5,437)       (5,188)     (4,000)
  Limited partnership distribution                                         22,822         1,252          --
  Increase in notes receivable                                               (892)         (414)       (377)
  Payments related to Athlone acquisition
   primarily debt payment                                                 (57,800)           --          --
- -----------------------------------------------------------------------------------------------------------
    CASH USED BY INVESTING ACTIVITIES                                     (69,862)     (101,413)    (40,611)
CASH FLOWS FROM FINANCING ACTIVITIES:
  (Decrease) increase in short-term debt                                       --       (17,000)      2,000
  Issuance of convertible subordinated debentures                              --       100,000          --
  Payments on long-term debt                                               (7,495)       (7,236)    (14,933)
  Dividends paid                                                          (31,571)      (28,960)    (28,960)
  Purchases of treasury stock                                              (1,307)       (1,845)     (1,264)
  Employee stock plans                                                      2,687         1,637       1,243
- -----------------------------------------------------------------------------------------------------------
    CASH (USED BY) FROM FINANCING ACTIVITIES                              (37,686)       46,596     (41,914)
- -----------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                           (3,330)       48,792      (3,085)
Balance of cash and cash equivalents at beginning of year                  51,437         2,645       5,730
- -----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $ 48,107     $  51,437    $  2,645
- -----------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

(1) Reflects Allegheny Ludlum balance sheet changes for the year plus
    Jessop Steel balance sheet changes since the acquisition in November 1993.

ALLEGHENY LUDLUM CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated.

Business Segment

The Company operates in a single business segment, specialty steel.

Cash and Cash Equivalents

Cash includes currency on hand and demand deposits with financial institutions. Cash equivalents are short-term, highly liquid investments both readily convertible to known amounts of cash and so near maturity, three months or less, that there is insignificant risk of fluctuations in value because of changes in interest rates and thus the carrying amounts approximate market.

Short-term Investments

Short-term investments are carried at the lower of aggregate cost or market and include short-term to intermediate-term investments managed by a third party portfolio manager.

Accounts Receivable

The Company markets its products to a diverse customer base, principally throughout the United States. Trade credit is extended based upon evaluations of each customer's ability to perform its obligations, which are updated periodically. Credit losses are provided for in the financial statements and have been within management's expectations. Export sales customers generally are required to provide bank letters of credit except when considered unnecessary.

Inventories

Inventories are valued at the lower of cost or market. Cost for most inventories is determined by the last-in, first-out (LIFO) method. Inventories not on LIFO (1993--$55,266,000; 1992--$23,373,000) are determined using the average cost method.

Properties, Plants and Equipment

Properties, plants and equipment are carried at cost. Depreciation is computed using the straight-line method at rates considered sufficient to amortize the costs over the estimated service lives. Depreciation for income tax purposes is computed principally using accelerated methods.

Investment in Limited Partnership

Investment in limited partnership is stated at the pro rata share of the limited partnership's equity held by a subsidiary company. The limited partnership's net income includes realized and unrealized gains and losses on portfolio investments. The Chairman of Allegheny Ludlum Corporation serves on an Advisory Board of the limited partnership.

Taxes on Income

Provisions for income taxes include deferred taxes resulting from temporary differences in income for financial and tax purposes using the liability method. Such temporary differences result primarily from differences in the carrying value of assets and liabilities.

Fiscal Year-End

The Company's fiscal year ends on the Sunday nearest to December 31.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified to conform to 1993 presentation.

Net Income per Share of Common Stock

Net income per share is based upon the weighted average number of shares of common stock outstanding. The weighted average number of shares was 66,614,353 for this fiscal year ended January 2, 1994, 65,823,496 for the fiscal year ended January 3, 1993, and 65,806,190 for the fiscal year ended December 29, 1991. The weighted average number of shares of common stock outstanding and all per share amounts have been restated for the 2-for-1 stock split effected in July, 1993. At March 1, 1994, 70,917,480 shares of common stock were outstanding.

NOTE 2--INVENTORIES

                                                            JANUARY 2,  January 3,
(In thousands of dollars)                                         1994        1993
- ----------------------------------------------------------------------------------
Raw materials                                                  $ 55,647   $ 53,326
Work-in-process and finished products                           208,648    212,152
Supplies                                                         16,609     11,837
- ----------------------------------------------------------------------------------
Total inventories at current cost                               280,904    277,315
Less allowance to reduce current cost values to LIFO basis       26,140     42,056
- ----------------------------------------------------------------------------------
TOTAL INVENTORIES                                              $254,764   $235,259
- ----------------------------------------------------------------------------------

  Total inventories included $33,834,000 of Jessop inventories resulting from the acquisition of Athlone Industries, Inc.

  Certain LIFO inventory quantities were reduced, resulting in a liquidation of items carried at costs that prevailed in prior years. The effect of the liquidations was to increase net income in 1993 by approximately $1,531,000 and in 1991 by approximately $890,000 and to decrease net income in 1992 by approximately $4,252,000.

NOTE 3--PROPERTIES, PLANTS AND EQUIPMENT

                                                           JANUARY 2,   January 3,
(In thousands of dollars)                                        1994         1993
- ----------------------------------------------------------------------------------
Land                                                         $  8,230     $  7,530
Buildings                                                      62,465       54,381
Machinery and equipment                                       542,413      435,643
- ----------------------------------------------------------------------------------
                                                              613,108      497,554
Less allowance for depreciation and amortization              165,166      135,418
- ----------------------------------------------------------------------------------
TOTAL PROPERTIES, PLANTS AND EQUIPMENT                       $447,942     $362,136
- ----------------------------------------------------------------------------------

  Total properties, plants and equipment includes $65,314,000 of Jessop assets.

NOTE 4--CREDIT AGREEMENT AND LONG-TERM DEBT

CREDIT AGREEMENT

The Company's Credit Agreement, dated December 28, 1990, as amended, with a group of banks, provides for borrowings of up to $100,000,000 on a revolving credit basis. Interest is payable at prime or other alternative interest rate bases, at the Company's option. Annual commitment fees range from l/8% to 1/4% on the unused portion of the credit line. The revolving credit facility was not used in 1993.

  The Credit Agreement has various covenants which limit the Company's ability to purchase its own stock, dispose of properties and merge with another corporation. The Company is also required to maintain certain financial ratios as defined in the agreement which also limits the amount of dividend payments. Under the most restrictive requirement, 100% of retained earnings is free of restrictions pertaining to cash dividend distributions. Borrowings outstanding under the Credit Agreement are unsecured.

DEBENTURES

In March 1992, the Company issued $100 million of 5-7/8% convertible subordinated debentures due in a single maturity on March 15, 2002. The debentures can be converted into the Company's common stock at a conversion price of $20.25 per share. The debentures can be called at a premium after three years have elapsed from date of issue.

OTHER

The industrial revenue bonds and capital lease obligations consist of 15 separate issues at January 2, 1994. Ten issues (aggregating $31,567,000) have an average interest rate of 5.1%, three issues ($100,000) have interest rates at the tax-free equivalent of the prime rate plus 1.0% or 1.5%, and two issues ($10,361,000) have variable interest rates, ranging from 1.8% to 4.0%. The average interest rate for all outstanding issues was 4.6% in 1993, 4.8% in 1992, and 5.5% in 1991. The variable rate obligations are subject to remarketing agreements, which provide that the bondholder may present the bonds to a remarketing agent for purchase prior to the stated maturity date. Bonds presented to the remarketing agent are then resold in the bond market.

  Long-term debt consists of the following:

                                                           JANUARY 2,   January 3,
(In thousands of dollars)                                        1994         1993
- ----------------------------------------------------------------------------------
5-7/8% convertible subordinated debentures                    $100,000    $100,000
Industrial revenue bonds due 1994 through 2007                  24,873      27,939
Capital lease obligations under industrial revenue bonds
  due 1994 through 2007                                         17,155      17,625
- ----------------------------------------------------------------------------------
                                                               142,028     145,564
Less current portion                                             3,158       7,494
- ----------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT                                          $138,870    $138,070
- ----------------------------------------------------------------------------------

  Long-term debt includes one industrial revenue bond from the acquisition of Jessop Steel and excludes the $25,000,000 of senior secured notes of Jessop Steel which were paid in January 1994 and classified as a current liability at year end. The total amount of the industrial revenue bond is $3,960,000 of which $180,000 is classified as current.

  Properties, plants and equipment include the following amounts for leases that have been capitalized:

                                                           JANUARY 2,   January 3,
(In thousands of dollars)                                        1994         1993
- ----------------------------------------------------------------------------------
Land and buildings                                            $ 2,693      $ 2,693
Machinery                                                      18,054       18,054
- ----------------------------------------------------------------------------------
                                                               20,747       20,747
Less allowance for amortization                                 8,067        7,075
- ----------------------------------------------------------------------------------
TOTAL LEASES                                                  $12,680      $13,672
- ----------------------------------------------------------------------------------

 Amortization of leased assets is included in depreciation and amortization expense.

  Scheduled maturities of long-term obligations for the five years succeeding January 2, 1994 are $3,158,000 in 1994, excluding the senior secured notes assumed in Athlone acquisition and paid in January 1994, $1,993,000 in 1995, $1,940,000 in 1996, $1,914,000 in 1997 and 1,974,000 in 1998.

  Interest expense was $8,668,000 in 1993, $8,000,000 in 1992 and $5,424,000 in
1991. Interest and commitment fees paid amounted to $8,149,000 in 1993, $6,090,000 in 1992, and $5,500,000 in 1991.

NOTE 5--PENSION PLANS AND OTHER POSTEMPLOYMENT BENEFITS

The Company and its subsidiaries have several defined benefit pension plans and several defined contribution plans, which cover substantially all of their employees. Benefits under the defined benefit pension plans are generally based on years of service and the employee's average annual compensation in the five consecutive years of the ten years prior to retirement in which such earnings were the highest. The Company funds at least the amount necessary to meet the minimum funding requirements of ERISA and the Internal Revenue Code.

  The following table sets forth the funded status and amount recognized for the Company's defined benefit pension plans in the consolidated balance sheets:

                                                                                  JANUARY 2,        January 3,
(In thousands of dollars)                                                               1994              1993
- ---------------------------------------------------------------------------------------------------------------
Actuarial present value of accumulated benefit obligations, including
 vested benefits of $489,933 in 1993 and $360,880 in 1992                           $524,008          $379,840
- ---------------------------------------------------------------------------------------------------------------
Actuarial present value of projected benefit obligations for services
  rendered to date                                                                  $568,362          $410,741
Less plan assets at fair value, primarily listed stocks, government
  securities and pooled investment funds                                             416,790           324,999
- ---------------------------------------------------------------------------------------------------------------
PROJECTED BENEFIT OBLIGATIONS IN EXCESS OF PLAN ASSETS                               151,572            85,742
Unrecognized net gain (loss) from past experience different from assumed             (34,752)           (3,501)
Unrecognized prior service costs                                                      (9,468)          (10,407)
Additional minimal liability                                                           5,327                --
- ---------------------------------------------------------------------------------------------------------------
PENSION LIABILITIES                                                                 $112,679          $ 71,834
- ---------------------------------------------------------------------------------------------------------------

 Pension liabilities are included in the balance sheets as follows:

                                                                                  JANUARY 2,        January 3,
(In thousands of dollars)                                                               1994              1993
- ---------------------------------------------------------------------------------------------------------------
Accrued compensation and benefits                                                   $  6,452          $  4,780
Pensions                                                                             106,227            67,054
- ---------------------------------------------------------------------------------------------------------------
TOTAL PENSION LIABILITIES                                                           $112,679          $ 71,834
- ---------------------------------------------------------------------------------------------------------------

A summary of the net pension cost for the defined benefit pension plans is as follows:

(In thousands of dollars)                                                1993           1992              1991
- ---------------------------------------------------------------------------------------------------------------
Service cost--benefits earned during the period                      $  4,751       $  4,271          $  4,508
Interest cost on projected benefit obligations                         33,916         32,450            32,751
Actual return on plan assets                                          (28,935)       (29,423)          (34,516)
Net amortization and deferral                                           1,058          3,391            10,190
- ---------------------------------------------------------------------------------------------------------------
NET PENSION COST                                                     $ 10,790       $ 10,689          $ 12,933
- ---------------------------------------------------------------------------------------------------------------

  Total pension liabilities in 1993 include $46,400,000 related to the acquisition of Athlone Industries, Inc. The acquisition did not have a significant effect on net pension cost.

  The average discount rate used in determining the actuarial present value of the projected benefit obligations was 7.5% in 1993 and 8.5% at January 3, 1993. The rates of increase of future years' compensation levels ranged from 3% to 4% in 1993, 1992, and 1991. The expected long-term rate of return on plan assets was 9% in 1993, 1992 and 1991.

  On November 10, 1988, the Board of Directors amended the salaried defined benefit pension plan to provide that no benefits would accrue thereunder on or after January 1, 1989. At the same time, the Board also adopted, effective January 1, 1989, a defined contribution plan. Pension costs for this plan were $4,746,000 in 1993, $4,407,000 in 1992, and $4,346,000 in 1991.

  The Company has guaranteed employees who meet certain age and service criteria that at retirement their aggregate benefit from the salaried defined benefit pension plan and the defined contribution plan will not be less than the benefit which would have been payable from the salaried defined benefit pension plan if such plan had not been amended.

Other Postretirement Benefit Plans

The Company sponsors several unfunded defined benefit postretirement plans covering most salaried and hourly employees. The plans provide health care and life insurance benefits for eligible retirees. The basic health care plans are noncontributory, and the major medical options are contributory, with retiree contributions adjusted periodically. The life insurance plans are generally noncontributory.

  The following table sets forth the postretirement benefit plans' combined status reconciled with the amounts recognized in the balance sheet:

                                                          Health       Life
(In thousands of dollars) January 2, 1994                   Care  Insurance         Total
- -----------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO):
  Retirees                                              $134,386    $13,928      $148,314
  Fully eligible active participants                      38,032      3,075        41,107
  Other active participants                               97,706      3,833       101,539
- -----------------------------------------------------------------------------------------
                                                         270,124     20,836       290,960
  Unrecognized net loss                                   (4,168)    (1,670)       (5,838)
- -----------------------------------------------------------------------------------------
  Accrued postretirement benefit cost                   $265,956    $19,166      $285,122
- -----------------------------------------------------------------------------------------

                                                        Health         Life
(In thousands of dollars) January 3, 1993                 Care    Insurance         Total
- -----------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO):
 Retirees                                               $114,553    $10,459      $125,012
 Fully eligible active participants                       29,614      3,483        33,097
 Other active participants                                74,113      3,030        77,143
- -----------------------------------------------------------------------------------------
                                                         218,280     16,972       235,252
 Unrecognized net loss                                   (10,810)      (593)      (11,403)
- -----------------------------------------------------------------------------------------
 Accrued postretirement benefit cost                    $207,470   $ 16,379      $223,849
- -----------------------------------------------------------------------------------------

 The discount rate used in determining the APBO was 7.5% at January 2, 1994 and 8.75% at January 3, 1993. Net postretirement benefit expenses included the following components:

                                                          Health       Life
(In thousands of dollars) 1993                              Care  Insurance         Total
- -----------------------------------------------------------------------------------------
 Service cost                                            $ 4,700     $  206       $ 4,906
 Interest cost                                            18,679      1,424        20,103
- -----------------------------------------------------------------------------------------
 Net periodic postretirement benefit expense             $23,379     $1,630       $25,009
- -----------------------------------------------------------------------------------------

                                                          Health       Life
(In thousands of dollars) 1992                              Care  Insurance        Total
- -----------------------------------------------------------------------------------------
 Service cost                                            $ 4,026     $  189       $ 4,215
 Interest cost                                            17,069      1,353        18,422
- -----------------------------------------------------------------------------------------
 Net periodic postretirement benefit expense             $21,095     $1,542       $22,637
- -----------------------------------------------------------------------------------------

  Accrued postretirement benefit cost in 1993 includes $45,500,000 related to the acquisition of Athlone Industries, Inc. The acquisition did not have a significant effect on net periodic postretirement benefit expense.

  The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for health care plans is 11.5% for 1994 and is assumed to decrease to 5.25% by 2002 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. If the assumed health care cost trend rates were increased by one percentage point in each year, this would increase the APBO for health care plans as of January 2, 1994 by $40,846,000 and the aggregate of service and interest cost components of net periodic postretirement benefit expense for 1993 by $4,442,000.

  The actual cash payments of retiree health care and life insurance benefits totaled approximately $9,295,000 in 1993, $9,615,000 in 1992, and $8,512,000 in
1991.

NOTE 6--SHAREHOLDERS' EQUITY

                                                       Common   Additional   Retained    Treasury
(In thousands of dollars except per share amounts)      Stock      Capital   Earnings      Shares
- --------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 30, 1990                           $6,772     $160,780   $208,414    $(23,700)
- --------------------------------------------------------------------------------------------------
Net income                                                                     41,110
Dividends on common stock at $.44 per share                                   (28,960)
Employee stock plans                                                    28        (20)      1,329
Purchase of 115,200 treasury shares at cost                                                (1,264)
- --------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 29, 1991                            6,772      160,808    220,544     (23,635)
- --------------------------------------------------------------------------------------------------
Net loss                                                                      (78,374)
Dividends on common stock at $.44 per share                                   (28,960)
Employee stock plans                                                    68        (41)      1,607
Purchase of 123,200 treasury shares at cost                                                (1,845)
- --------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 3, 1993                              6,772      160,876    113,169     (23,873)
- --------------------------------------------------------------------------------------------------
Net income                                                                     70,760
Dividends on common stock at $.47 per share                                   (31,571)
Common stock issued                                       516      107,746
Employee stock plans                                                   490       (100)      2,297
Purchase of 65,500 treasury shares at cost                                                 (1,307)
- --------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 2, 1994                             $7,288     $269,112   $152,258    $(22,883)
- --------------------------------------------------------------------------------------------------

  In July 1993, the Company effected a 2-for-1 common stock split in the form of a stock dividend and all amounts related thereto were restated.

Preferred Stock

The authorized preferred stock may be issued in one or more series, with designations, powers and preferences as shall be designated by the Board of Directors. At January 2, 1994, there were no shares of preferred stock issued.

Common Stock

The Board of Directors adopted and the shareholders approved the 1987 Stock Option Incentive Plan ("Plan") in March, 1987. The Plan, which expires January 1, 1997, provides for the granting of stock options and stock appreciation rights ("Awards") of up to 2,700,000 shares of common stock to key employees.

  Awards may be granted under the Plan at a price not less than the fair market value of the stock as determined by the Personnel and Compensation Committee ("Committee") on the date the Awards are granted. Awards will not be immediately exercisable and vesting of the Awards will be established at the date of each grant but generally will not be more rapid than the rate of one-third of the number of shares on each of the third, fourth, and fifth anniversaries of the Award. Upon exercise of a stock appreciation right ("SAR"), the holder will receive cash, common stock or a combination thereof, as determined by the Committee, equal to the increase in fair market value over the underlying option price times the number of shares to which the right applies.

  Transactions under the Plan are summarized as follows.

                                                            Stock
                                                     Appreciation
                                    Stock Options          Rights     Price Range
- ---------------------------------------------------------------------------------
Balance at December 30, 1990            1,115,000          15,936
Granted                                    22,670              --          $11.88
Exercised                                 (18,188)         (3,124)           8.33
Cancelled                                 (21,258)         (1,562)     8.33-10.75
- ---------------------------------------------------------------------------------
Balance at December 29, 1991            1,098,224          11,250
Granted                                    22,340              --           16.50
Exercised                                 (52,920)             --      8.33-11.08
Cancelled                                 (68,492)             --      8.33-10.75
- ---------------------------------------------------------------------------------
Balance at January 3, 1993                999,152          11,250
Granted                                   620,400              --           22.94
Exercised                                (153,489)        (11,250)     8.33-11.08
Cancelled                                 (14,601)             --           10.75
- ---------------------------------------------------------------------------------
Balance at January 2, 1994              1,451,462              --
 ---------------------------------------------------------------------------------

  At January 2, 1994 there were 453,722 options for shares exercisable under the Plan.

  In March 1987, the Board of Directors adopted and the shareholders approved a Performance Share Plan for Key Employees, which provides that the Chief Executive Officer may establish certain performance objectives for a period established by the Board. The Personnel and Compensation Committee, with the advice of the Chief Executive Officer, may grant performance units payable in common stock and/or cash to key employees. Up to 900,000 shares of common stock have been reserved for the plan. Upon full or partial achievement of the performance objectives for the period, the dollar amount and/or the number of shares of common stock credited to an employee's account will be distributed to the employee in three equal annual installments.

  A three-year award period under the Performance Share Plan began in 1991 and 97% of the performance objectives to be achieved during this award period were achieved. Payments equal to 92.5% of the base value of awarded units began in 1994. Forty-three key employees hold an aggregate of 69,050 performance units. The base value of each unit consists of $50 in cash and four shares of common stock.

  In addition, in February 1994, the Board of Directors established the 1994-1996 award period under the Performance Share Plan. The performance objectives to be achieved during the 1994-1996 award period have been set, and 51 employees hold an aggregate of 83,250 performance units. The base value of each unit consists of $50 in cash and four shares of common stock.

  In 1993, the Board of Directors adopted and the shareholders approved a Director Share Incentive Plan, which provides for the annual delivery to non-employee directors of the Company of shares of common stock (rounded to the nearest whole share) with a fair market value equal to $5,000. A total of 200,000 shares have been reserved for the plan. Pursuant to the plan, on May 21, 1993, and on January 3, 1994, each of the Company's nine non-employee directors received 230 shares and 209 shares of common stock, respectively.

NOTE 7--FAIR VALUES OF FINANCIAL INSTRUMENTS

Fair Values of Financial Instruments
The following methods and assumptions were used to estimate the fair value of financial instruments.

  Cash and cash equivalents
  The carrying amount approximates fair value because of the short maturity of those instruments.

  Short-term investments
  The fair values are based on quoted market prices or other fair value estimates as provided by third party portfolio managers.

  Debentures
  The fair value of the 5-7/8% convertible subordinated debentures is based on quoted market prices.

  Long-term debt
  The fair values of long-term debt obligations are established from the market value of each issue if available or from market values of similar issues.

  The carrying amounts and fair values of the Company's financial instruments are as follows:

                                                               January 2, 1994                 January 3, 1993
(In thousands of dollars)                              Carrying Amount     Fair Value    Carrying Amount    Fair Value
- ----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                     $ 48,107       $ 48,107           $ 51,437      $ 51,437
Short-term investments                                          50,466         50,703             72,115        72,115
5-7/8% convertible subordinated debentures                     100,000        125,500            100,000       103,000
Long-term debt                                                  42,028         42,692             45,564        45,232
Senior secured notes acquired in Athlone acquisition            25,000         25,000                 --            --
- ----------------------------------------------------------------------------------------------------------------------

NOTE 8--TAXES ON INCOME

Income taxes (credits) consist of the following:


(In thousands of dollars)           1993         1992          1991
- --------------------------------------------------------------------
Current:
  Federal                         $40,653      $28,442       $20,928
  State                            10,696        8,755         6,432
- --------------------------------------------------------------------
    Subtotal current expense       51,349       37,197        27,360
- --------------------------------------------------------------------
Deferred:
  Federal                          (1,828)      (3,393)         (388)
  State                            (1,315)      (1,862)        4,309
- --------------------------------------------------------------------
    Subtotal deferred expense      (3,143)      (5,255)        3,921
- --------------------------------------------------------------------
Total income tax expense          $48,206      $31,942       $31,281
- --------------------------------------------------------------------
Income taxes paid                 $56,649      $27,379       $25,434
- ----------------------------------------------------------------------

  The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate:


Percent of pretax income            1993         1992           1991
- --------------------------------------------------------------------
Federal tax rate                   35.0%        34.0%          34.0%

  State and local income taxes,
    net of federal tax benefit      5.1          5.8            9.8
  Other                             0.4          0.7           (0.6)
- --------------------------------------------------------------------
Total effective income tax rate    40.5%        40.5%          43.2%
- --------------------------------------------------------------------

  Deferred tax assets and/or liabilities result from temporary differences in the recognition of income and expense for financial and income tax reporting purposes, and differences between the fair value of assets acquired in business combinations accounted for as purchases for financial reporting purposes and their corresponding tax bases. They represent future tax benefits or costs to be recognized when those temporary differences reverse. The categories of assets and liabilities which have resulted in differences in the timing of the recognition of income and/or expense are as follows:

Deferred Tax Assets
(In thousands of dollars)                             1993      1992
- ----------------------------------------------------------------------
Postretirement benefits other than pensions        $ 99,850   $ 89,976
Deferred compensation and other benefit plans        45,209     40,813
Other items                                          12,800     11,709
- ----------------------------------------------------------------------
Total deferred tax assets                           157,859    142,498
Deferred Tax Liabilities
- ----------------------------------------------------------------------
Basis of property, plant and equipment - net         71,358     97,086
Inventory valuation - net                            32,759     29,788
Other items                                          12,994      7,553
- ----------------------------------------------------------------------
Total deferred tax liabilities                      117,111    134,427
- ----------------------------------------------------------------------
Net deferred tax asset                             $ 40,748   $  8,071
- ----------------------------------------------------------------------

NOTE 9--SUPPLEMENTAL OPERATING INFORMATION

Export sales were $79,000,000 in 1993, $69,000,000 in 1992, and $112,000,000 in
1991.

  Direct research and development expenditures aggregated $9,170,000 in 1993, $10,016,000 in 1992, and $7,447,000 in 1991. ``Research, development and technology'' in the income statement covers a broad range of activities throughout the Company.

NOTE 10--LITIGATION

The Company is involved in various lawsuits from time to time arising in the ordinary course of business and otherwise. In July 1988, two retired former employee/shareholders filed suit against the Company and R. P. Simmons alleging damages resulting from the sale of their common stock in the Company in 1986, allegedly without being fully informed about the Company's and management's future plans. On August 6, 1991, a jury reached a verdict in the suit in favor of the Company and R. P. Simmons. On March 6, 1992, the trial court judge entered a judgment in favor of the Company and Mr. Simmons which the plaintiffs appealed. On July 9, 1993, the Pennsylvania Superior Court entered an order affirming the trial court's ruling in favor of the Company and R. P. Simmons. On August 9, 1993, the plaintiffs petitioned the Pennsylvania Supreme Court to review the Superior Court's ruling. On
December 2, 1993, the suit was concluded in favor of the Company and Mr. Simmons when the Pennsylvania Supreme Court denied the plaintiffs' petition.

  In September 1993, the Board of Appeals of the U. S. Patent and Trademark Office upheld the validity of a Company patent concerning a process for manufacturing grain-oriented silicon electrical steel which was the subject of an earlier lawsuit against Nippon Steel Corporation. This action reversed a previous decision of the U. S. Patent and Trademark Office which had rejected the Company patent. As a result of this decision, Nippon Steel paid the Company $5 million. Under a settlement agreement, in 1991, Nippon Steel had already paid $5 million to the Company.

NOTE 11--ACQUISITION

On November 10, 1993, the Company completed the acquisition of Athlone Industries, Inc. Athlone, through its subsidiary, Jessop Steel Company, was primarily a manufacturer of specialty steels in plate form. Athlone shareholders received .84726 of a share of the Company's common stock for each share of Athlone common stock as specified in the merger agreement. The Company issued 5,153,376 shares of common stock in the transaction valued at the average price of $21.01 per share or $108,262,430. The transaction is being accounted for as a purchase. The excess of the purchase price paid over the value of net assets acquired will be amortized over 40 years on a straight-line basis. The preliminary purchase price valuation is subject to change when additional information concerning assets and liability values is obtained. The results of Jessop are included in the consolidated financial statements from the date of purchase.

  Pro forma results, as if the transaction were completed at the beginning of the year, are as follows:

                                                                         1993             1992
 Sales                                                         $l,215,039,000   $1,171,209,000
 Net income before cumulative effect of accounting change          77,126,000       56,224,000
 Earnings per share                                                     $l.09             $.79

  The pro forma presentation is not necessarily indicative of either the results of operations that would have occurred had the acquisition taken place at the beginning of the period or of future results of the combined companies.

  In addition to Jessop Steel, Athlone owns Green River Steel Corporation and Reynolds Fasteners, Inc. The Company has determined that these businesses do not meet its strategic objectives and, therefore, has decided that they would be held for sale. The recorded value for assets held for sale represents management's estimate of net realizable value and includes a reserve for estimated losses until disposition which is not material in relation to the Company's results of operations.

  Cash flows for 1993 do not include non-cash items related to the acquisition.

NOTE 12--QUARTERLY DATA (UNAUDITED)





(In thousands of dollars except per share amounts)                        Fiscal Quarter Ended
- -----------------------------------------------------------------------------------------------------------
Fiscal 1993                                             April 4     July 4        October 3       January 2
- -----------------------------------------------------------------------------------------------------------
Net Sales                                              $289,942     $279,547       $262,323        $268,375
Cost of products sold                                   263,894      245,171        239,821         247,433
Operating income                                         26,048       34,376         22,502          20,942
Net income                                               18,272       18,601         16,559          17,328
Net income per share:
  Primary                                                  $.28         $.28           $.25            $.25
  Fully Diluted                                            $.27         $.27           $.24            $.24
Weighted average common
 shares outstanding                                  65,829,070   65,874,150     65,834,659      68,919,532
- -----------------------------------------------------------------------------------------------------------
(In thousands of dollars except per share amounts)                        Fiscal Quarter Ended
- -----------------------------------------------------------------------------------------------------------
Fiscal 1992                                            March 29      June 28   September 27       January 3
- -----------------------------------------------------------------------------------------------------------
Net Sales                                              $264,397     $260,665       $254,337        $256,630
Cost of products sold                                   217,411      213,505        212,371         206,893
Operating income                                         20,507       20,925         15,385          19,636
- -----------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting
 change                                                  11,343       11,529         12,760          11,225
Cumulative effect of accounting change net of tax      (125,231)          --             --              --
- -----------------------------------------------------------------------------------------------------------
Net (loss) income                                      (113,888)      11,529         12,760          11,225
Per common share:
- -----------------------------------------------------------------------------------------------------------
Income before cumulative effect of accounting
 change                                                     .17          .17            .20             .17
Cumulative effect of accounting change                    (1.90)          --             --              --
- -----------------------------------------------------------------------------------------------------------
Net (Loss) Income                                        $(1.73)        $.17           $.20            $.17
- -----------------------------------------------------------------------------------------------------------
Weighted average common shares
 outstanding                                         65,819,880   65,840,860     65,852,806      65,783,512
- -----------------------------------------------------------------------------------------------------------

Note: Share information in the above tables has been adjusted for the 2-for-1 stock split effected in July 1993.

REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

BOARD OF DIRECTORS
ALLEGHENY LUDLUM CORPORATION

We have audited the accompanying consolidated balance sheets of Allegheny Ludlum Corporation and subsidiaries as of January 2, 1994 and January 3, 1993, and the related consolidated statements of income and cash flows for each of the three fiscal years in the period ended January 2, 1994. These financial statements are the responsibility of Allegheny Ludlum Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allegheny Ludlum Corporation and subsidiaries at January 2, 1994 and January 3, 1993, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 2, 1994, in conformity with generally accepted accounting principles.

  As discussed in Note 5 to the financial statements, in 1992, the Corporation changed its method of accounting for postretirement benefits other than pensions.

/s/ Ernst & Young

Pittsburgh, Pennsylvania
January 31, 1994


SELECTED FINANCIAL DATA

(In millions of dollars except
per share amounts)                1993         1992        1991*        1990*        1989*        1988*      1987*
- ------------------------------------------------------------------------------------------------------------------
For Fiscal Year
Income statement data:
  Net Sales                   $l,100.2     $l,036.0     $l,004.6     $1,084.9     $1,180.2     $1,207.5     $866.6
  Operating income               103.9         76.4         73.7        111.0        208.9        175.0       91.0
  Income before
   cumulative
   effect of
   accounting
   change                         70.8         46.9         41.1         68.9        133.8        108.6       46.2
- ------------------------------------------------------------------------------------------------------------------
  Cumulative effect
   of accounting
   change                           --       (125.2)          --           --           --           --         --
- ------------------------------------------------------------------------------------------------------------------
  Net income (loss)           $   70.8     $  (78.3)    $   41.1     $   68.9     $  133.8     $  108.6     $ 46.2
- ------------------------------------------------------------------------------------------------------------------
Per common share:
  Income before
   cumulative effect
   of accounting
   change                     $   1.06     $    .71     $    .62     $   1.04     $   1.98     $   1.60     $  .76
  Cumulative effect
   of accounting
   change                           --        (1.90)          --           --           --           --         --
- ------------------------------------------------------------------------------------------------------------------
  Net income (loss)           $   1.06     $  (1.19)    $    .62     $   1.04     $   1.98     $   1.60     $  .76
- ------------------------------------------------------------------------------------------------------------------
  Dividends declared          $    .47     $    .44     $    .44     $    .43     $    .35     $   1.37     $  .07
- ------------------------------------------------------------------------------------------------------------------
At Year End
Balance sheet data:
  Working capital             $  258.9     $  299.4     $  192.9     $  198.2     $  237.3     $  163.0     $159.5
  Total assets                 1,174.0        871.2        764.5        793.2        784.6        703.9      649.0
  Long-term debt
   due after one year            138.9        138.1         48.5         52.8         67.8         76.0       83.2
- ------------------------------------------------------------------------------------------------------------------

*Amounts related to postretirement benefits are not comparable.

  Per share amounts have been adjusted for the 3-for-2 stock split effected in July of 1990 and for the 2-for-1 stock split effected in July of 1993.

COMMON STOCK DATA
                                                       Fiscal Quarter Ended
- -----------------------------------------------------------------------------------------------
Fiscal 1993                          April 4         July 4         October 3         January 2
- -----------------------------------------------------------------------------------------------
Price range of common stock:
  High                               $21.188        $23.188            $24.25           $24.375
  Low                                  17.00         19.875             19.25            19.625
Dividends declared                       .11            .12               .12               .12
- -----------------------------------------------------------------------------------------------
                                                       Fiscal Quarter Ended
- -----------------------------------------------------------------------------------------------
Fiscal 1992                         March 29        June 28      September 27         January 3
- -----------------------------------------------------------------------------------------------
Price range of common stock:
  High                               $17.875        $18.313            $18.00           $17.438
  Low                                  13.75          15.50             15.00             14.75
Dividends declared                       .11            .11               .11               .11
- -----------------------------------------------------------------------------------------------

  The principal market on which the Company's common stock is traded is the New York Stock Exchange, using the symbol ALS. As of March 1, 1994, there were 70,917,480 shares of common stock outstanding held by 2,470 shareholders of record. The amounts in the table have been adjusted for the 2-for-1 stock split effected in July of 1993.

MANAGEMENT'S REPORT

The accompanying consolidated financial statements of Allegheny Ludlum Corporation and subsidiaries have been prepared in accordance with generally accepted accounting principles and include some amounts that are based upon Management's best estimates and judgments. Management has the primary responsibility for the information contained in the financial statements and in other sections of this Annual Report and for their integrity and objectivity.

  The Company has a system of internal controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly executed and recorded for the preparation of financial information. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal accounting control and that the cost of such systems should not exceed the benefits to be derived.

  The Company maintains a staff of professional internal auditors, who assist in audit coverage with the independent accountants and conduct operational and special audits. The independent accountants express their opinion on the Company's financial statements based on procedures, including an evaluation of internal controls, which they consider to be sufficient to form their opinion.

  The Audit and Finance Committee of the Board of Directors is composed of four non-employee members. Among its principal duties, the Committee is responsible for recommending the independent accountants to conduct the annual audit of the Company's financial statements and for reviewing the financial reporting and accounting practices.

/s/ R. P. BOZZONE

R. P. Bozzone
President and
Chief Executive Officer

/s/ J. L. MURDY

J. L. Murdy
Senior Vice Prestdent--
Finance and
Chief Financial Officer

/s/ R. R. ROESER

R. R. Roeser
Controller

40