Form 10-K, Exhibit 13
ALLEGHENY LUDLUM CORP ET AL
filed 1995-03-14
CIK 811929

                                                                   Exhibit 13
FINANCIAL REVIEW

Management's Discussion and Analysis of Financial
Condition and Results of Operations

FINANCIAL OVERVIEW

The United Steelworkers of America (USWA) called a strike at most of the Company's plants on April 1, 1994 upon the expiration of its contract with the Company. A new 4-year agreement was reached and employees began returning to work on June 9, 1994. The strike had a significant adverse impact on the Company's sales and earnings and caused the first quarterly operating loss in its history in the second quarter of 1994. Since the conclusion of the strike, the Company has recovered almost all of its customers with a few notable exceptions related to lower value products. The Company's level of operations continued to improve throughout the second half of 1994. The Company's fourth quarter shipments and sales were at record levels compared to historical fourth quarters. The Company expects the current strong market demand to continue into the second quarter of 1995.

      Financial results for 1993 and 1994 include the results of Jessop Steel Company since its acquisition on November 10, 1993.

      This financial review covers certain developments during the past three years relating to the results of operations and financial condition of the Company.

RESULTS OF OPERATIONS
Net sales by product line were as follows:

Fiscal Year (dollars in millions)                           1994         %           1993         %           1992       %
--------------------------------------------------------------------------------------------------------------------------------
Stainless Steel                                          $  834.0       77.5      $  892.3      81.1       $  831.4     80.2
Silicon Electrical Steel                                    141.5       13.1         156.0      14.2          161.1     15.6
Other Specialty Alloys                                      101.4        9.4          51.9       4.7           43.5      4.2
--------------------------------------------------------------------------------------------------------------------------------
Total Net Sales                                          $1,076.9      100.0      $1,100.2     100.0       $1,036.0    100.0
--------------------------------------------------------------------------------------------------------------------------------

FISCAL YEAR 1994 COMPARED WITH FISCAL YEAR 1993

NET SALES

Net sales dollars decreased 2% in 1994, while shipments decreased 5% to 490,400 tons compared to 518,000 tons in 1993. The labor strike called by the USWA caused the decrease in sales which was partially offset by the inclusion of sales from the Washington Plant (Jessop Steel) which was acquired in the fourth quarter of 1993. The Washington Plant, which has a separate USWA labor agreement expiring September 30, 1995, continued to produce and ship plate mill plate products during the 1994 strike.

      Stainless steel sales decreased 6% in 1994. The decreases caused by the strike were only partially offset by sales from the Washington Plant. Sales also benefited from price increases that became effective on September 5, 1994. The United States domestic stainless steel industry experienced a record performance in shipments in 1994. Total shipments of U.S. domestic stainless sheet and strip, the Company's principal product lines, increased approximately 15% to 1,240,000 tons. The Company believes that the record U.S. consumption of stainless steel sheet, strip and plate products was the principal cause of this increase.

      Silicon electrical steel sales decreased 9% in 1994 as a direct result of the strike. Over the past four years, silicon sales have declined due to lower demand and increased imports. In the first quarter of 1995, silicon sales continue to be slow.

      Other specialty alloy sales increased 95% in 1994 due to the inclusion of tool steels and other alloy sales from the Washington Plant for the full year, as compared to the inclusion of such sales for only two months in 1993. Other specialty alloy sales also benefited from price increases that became effective in the fourth quarter of 1994.

      Export sales decreased to $73 million in 1994 from $79 million in 1993. The sales decline was primarily due to lower shipments caused by the strike and was partially offset by increased sales of higher priced Precision Rolled Strip(Trademark) stainless steel and plate mill plate products.

OTHER EVENTS

The Company's primary melt shop at Brackenridge, PA, is currently operating at capacity; therefore, the melt shops at Natrona, PA, and Lockport, NY, recently have been increasing operating activity. To the extent necessary, the Company believes that it will be able to fulfill its needs by this supplemental melting and by purchasing modest amounts of stainless steel slabs on reasonable terms and conditions to meet the strong domestic sales demand.

      During late 1994 and early 1995, the Company experienced rising raw material and other costs which caused the Company to institute several price increases and selling price surcharges. Selling prices for stainless steel sheet, strip and continuous mill plate were increased approximately 5% and silicon electrical steel products were increased approximately 6%, both effective January 2, 1995. On the same date, the Company implemented molybdenum selling price surcharges to cover rapidly rising costs of this raw material. Selling prices for high technology alloys, a type of other specialty alloy, were increased 3 to 4% effective February 1, 1995. On March 6, 1995, the Company implemented selling price surcharges for nickel and ferrochromium to cover the rising costs of these raw materials. The Company has announced a price increase of approximately 5% for stainless steel sheet, strip and plate products effective with May 1, 1995 shipments.

      As a result of successful trade cases by the Company and others, beginning in 1994, importers of silicon electrical steel from Italy and Japan were required to post either cash or bonds of 85% and 31%, respectively, of the value of these products. Imports of stainless steel increased and imports of silicon steel remained at high levels in fiscal year 1994. The Company intends to consider whether other foreign producers are selling below cost and/or are being subsidized and will file additional trade cases as appropriate.

COST AND EXPENSES

COST OF PRODUCTS SOLD includes raw material costs, labor costs, energy costs (primarily electricity and natural gas), and other operating and support costs related to the manufacturing process. Cost of products sold as a percentage of sales increased 5 percentage points in 1994 compared to 1993. The increase was primarily caused by raw material price increases, reduced sales due to the strike and continuing fixed costs, the expense of the hourly signing bonus resulting from the new labor contract with the USWA and a bonus for salaried employees.

      Raw material costs are the major component of cost of products sold and include expenditures for carbon and alloy scrap, nickel and nickel alloys, ferrochromium, ferrosilicon, molybdenum and molybdenum alloys, manganese and manganese alloys and other alloying materials. Raw material costs increased 23% in 1994 compared to 1993 on a per net ton shipped basis, primarily due to higher scrap and nickel prices. During the first quarter of 1995, market prices for ferrochromium, nickel and molybdenum have increased substantially. The Company expects that its costs of ferrochromium, nickel and molybdenum will increase during the first half of 1995.

      Labor costs per net ton shipped increased 11% in 1994 compared to 1993 primarily as a result of the hourly signing bonus and contractual increases resulting from the July 1, 1994 labor contract and a shift in mix to higher cost products. The significant economic terms of the new labor contract provide for hourly base pay increases in each of the four years of the contract, an increase in future pensions, a signing bonus of $3,000 per employee in 1994, benefit increases and increased profit sharing. Excluding the signing bonus, the Company expects that the annual cost increase of this 4-year contract will average approximately 3%. The Company believes that the economic terms of the contract are competitive with the agreements that the USWA has negotiated with other steel companies.

      Energy costs per net ton shipped increased 4.5% in 1994 compared to 1993 primarily as a result of higher unit prices for electricity.

      Depreciation and amortization increased due to capital additions and the inclusion of the assets of the Washington Plant and a full year's amortization expense for cost in excess of net assets acquired in the 1993 acquisition.

      RESEARCH, DEVELOPMENT AND TECHNOLOGY COSTS relate to efforts to develop new products and product applications, improved or new manufacturing methods, process improvements, quality assurance methods and cost reductions. The decrease in 1994 was primarily due to the strike which resulted in lower technical support of manufacturing processes and lower expense for profit-related compensation plans. The Company's continued control over spending also contributed to the decrease in the 1994 fiscal year.

      COMMERCIAL AND ADMINISTRATIVE EXPENSES include salaries and benefits of sales, executive and other non-manufacturing administrative personnel and related corporate support expenditures. These costs remained flat in 1994 compared to 1993 as the additional costs of the Washington Plant were offset by lower expense for profit-related compensation plans and the Company's continued control over spending during the 1994 fiscal year.

      INTEREST EXPENSE-NET increased in 1994 as a result of lower interest income due to lower cash balances available resulting from the use of cash reserves during the strike.

      LOSS OR GAIN FROM THE LIMITED PARTNERSHIP investment reflected the recording of equity valuation decreases or increases for the partnership investment. At the end of the first quarter of 1994, the Company voluntarily contributed an investment in the limited partnership fund to an irrevocable trust established for the purpose of partially funding the retiree medical benefits obligation the Company has to its employees represented by the USWA. The Company has also contributed $5 million in cash and investments it had made in a second limited partnership fund, in the amount of $5.6 million, to the trust. Returns from investments in this trust are being recorded in accordance with FAS No. 106.

      OTHER INCOME-NET was particularly significant in 1993 due to the inclusion of a cash payment the Company received in 1993 in settlement of a lawsuit for patent infringement against Nippon Steel.

      The EFFECTIVE TAX RATE of 44.7% for 1994 compares to 40.5% for 1993. The increase was primarily a result of a decrease in the Pennsylvania corporate net income tax rate from 12.25% to 9.99% over the years 1994 through 1997 and the full year's amortization of cost in excess of net assets acquired which is not tax deductible. Since the Company has a deferred tax asset, the change in rate reduced the previously recorded deferred tax benefits and required the Company to record a one-time charge for additional tax expense of approximately $1 million in the second quarter of 1994.

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

      Stainless steel sales increased 7% in 1993 due to higher demand, especially for emission control stainless steel for the automotive industry, and the inclusion of sales from the Washington Plant (Jessop Steel) beginning in November 1993.

      Silicon electrical steel sales decreased 3% in 1993 due to lower domestic demand and increased imports, which were partially offset by increased shipments of finished export products.

      Other specialty alloy sales increased 19% primarily as a result of including sales of Jessop(Trademark) tool steels beginning in November 1993.

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

      Depreciation and amortization increased due to the Company's capital project additions and the addition of the assets of the Washington Plant and costs in excess of net assets acquired as a result of the November 1993 acquisition.

      Research, development and technology costs increased slightly in 1993 primarily due to increased technical support of manufacturing processes, increased expense for compensation plans related to Company financial results or common stock values, and expenses for certain projects under development.

      Commercial and administrative expenses increased in 1993 compared to 1992 reflecting the inclusion of Washington Plant expenditures, normal salary increases and higher benefit costs, and increased expense for compensation plans related to Company financial results or common stock values.

      Interest expense-net decreased in 1993 primarily due to increased interest income from higher cash balances which partially offset increased interest expense resulting from the full year impact of the $100 million of convertible subordinated debentures issued in March of 1992.

      Gain from limited partnership was the result of recording equity income from a subsidiary's investment in Code, Hennessy & Simmons, a limited partnership fund. The fund distributed $22.8 million in cash to the subsidiary in 1993.

      Other income-net increased significantly due to the favorable settlement of the patent infringement lawsuit against Nippon Steel Corporation.

FINANCIAL CONDITION

In 1994 cash from operations of $39.0 million and cash on hand and short-term investments from the prior year of $98.6 million were used to invest $52.7 million in capital equipment, pay $25 million of debt incurred by the parent of Jessop Steel prior to its acquisition, repay $6.9 million of long-term debt, buy $10.9 million of treasury stock and pay $34.0 million in dividends.

      Working capital of $225.4 million at January 1, 1995 compares to $258.9 million at the end of 1993. The current ratios for 1994 and 1993 were 2.3 and 2.2, respectively. The debt to capitalization ratio was 27% in 1994 compared to 26% in 1993.

      Capital expenditures for 1995 are expected to approximate $30 million including $7.2 million for pollution abatement equipment. Many of the final regulations have not been issued under the Clean Air Act Amendments of 1990. When issued, such regulations may affect the Company's operations and plans for capital expenditures in the future. The Company continues to believe that it will be able to meet the new requirements while continuing its commitment to capital reinvestment.

      In addition to the capital expenditure program, the Company has committed to invest $30 million in a second Code, Hennessy and Simmons limited partnership fund over a five year period. At January 1, 1995, $5.6 million of this commitment had been invested. In 1994, the Company contributed this $5.6 million investment to an irrevocable trust of the Company established for the purpose of partially funding certain retiree medical obligations.

      Internally generated funds, the availability of borrowings from existing credit arrangements and current cash on hand should be adequate to meet foreseeable needs.

      The Company expects its deferred tax assets to be realized in future periods due to the reversal of other offsetting temporary tax differences and the favorable profitability outlook.

      Assets held for sale include assets net of liabilities acquired and valuation reserves of Green River Steel Corporation and Reynolds Fasteners, Inc. acquired in 1993. These businesses do not meet the Company's strategic objectives, and therefore are held for sale. The results of these businesses will be included as a separate line item in the Company's results of operations beginning in fiscal 1995 until sold. The net income of these businesses in the amount of $3.6 million, which resulted from the Company's successful efforts to improve their productivity and reduce their costs, was excluded from the Company's 1994 results.

      In 1994, the Company increased the discount rates used in the estimates of its liabilities related to pensions and postretirement benefits from 7.5% to 8.0%. This change did not affect the cash flow of the Company and is not expected to have a material effect on operating results.

      As a result of plan amendments in settlement of the union contract, in 1994, the Company increased its pension liability, recorded an intangible asset which is included in other assets and recorded an equity adjustment, net of taxes, related to the minimum pension liability. In addition, as part of the contract settlement, the amount recorded as postretirement benefit liability increased, but this increase had no impact on the Company's balance sheet. The decline in postretirement benefit liability compared to 1993 resulted primarily from the contributions the Company made to the irrevocable trust mentioned above.

OTHER MATTERS

Although inflationary trends in recent years have been moderate, during the same period certain critical raw material costs have been volatile. The Company uses the last-in, first-out method of inventory accounting which reflects current costs in the cost of products sold. The Company considers these costs, the increasing costs of equipment and other costs in establishing its sales pricing policies and, has previously and currently in 1995 instituted raw material surcharges to the extent permitted by competitive factors in the marketplace. The Company continues to emphasize cost containment in all aspects of its business.

      In 1992, the Company, through its Austrian joint venture partner, Voest-Alpine Industrieanlagenbau GmbH ("VAI"), completed construction of the first COILCAST(Trademark) commercial-size prototype thin strip direct casting machine to produce stainless and carbon steel flat products directly from molten steel. The results of this developmental work have proceeded more slowly than planned; the timing and commercialization of the technology is uncertain. Trial casts by the prototype in the United States stopped due to the strike and have not yet resumed. Developmental activity in Austria by VAI related to the joint venture is continuing.

HEDGING

The Company uses derivative financial instruments from time-to-time to hedge ordinary business risks regarding foreign currencies on product sales and to partially hedge against volatile raw material cost fluctuations. The Company believes that adequate controls are in place to monitor these activities which are not financially material.

ACQUISITION

On November 10, 1993, the Company completed the purchase of the stock of Athlone Industries, Inc. See Note 11 of the Notes to the Consolidated Financial Statements for the effect of the acquisition on the Company's financial statements.

ACCOUNTING PRONOUNCEMENTS

FAS Statement No. 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments," was issued in 1994 and is effective for fiscal years ending after December 15, 1994. The statement did not have a material impact on the Company.

ALLEGHENY LUDLUM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME

(In thousands of dollars except per share amounts)
--------------------------------------------------------------------------------------------------------------------------
                                                                        JANUARY 1,         January 2,        January 3,
Fiscal Year Ended                                                            1995               1994              1993
--------------------------------------------------------------------------------------------------------------------------
NET SALES                                                              $1,076,871         $1,100,187        $1,036,029
Costs and expenses:
    Cost of products sold                                                 915,039            877,662           850,180
    Research, development and technology                                   36,545             41,901            40,729
    Commercial and administrative                                          45,752             46,048            41,089
    Depreciation and amortization                                          38,167             30,708            27,578
--------------------------------------------------------------------------------------------------------------------------
                                                                        1,035,503            996,319           959,576
--------------------------------------------------------------------------------------------------------------------------
INCOME FROM OPERATIONS                                                     41,368            103,868            76,453
Other income (expense):
    Interest expense - net                                                 (6,003)            (2,638)           (3,774)
    (Loss) gain from limited partnership                                   (2,590)            15,740             8,808
    Other income - net                                                        167              1,996            (2,688)
--------------------------------------------------------------------------------------------------------------------------
                                                                           (8,426)            15,098             2,346
--------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND
    CUMULATIVE EFFECT OF ACCOUNTING CHANGE                                 32,942            118,966            78,799
INCOME TAXES                                                               14,730             48,206            31,942
--------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE                       18,212             70,760            46,857
CUMULATIVE EFFECT OF ACCOUNTING CHANGE
    (LESS INCOME TAX BENEFIT OF $85,596)                                       --                 --          (125,231)
--------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                      $   18,212         $   70,760        $  (78,374)
--------------------------------------------------------------------------------------------------------------------------
Per Common Share:
    Income before cumulative effect of accounting change               $      .26         $     1.06        $      .71
    Cumulative effect of accounting change                                     --                 --             (1.90)
--------------------------------------------------------------------------------------------------------------------------
    Net Income (Loss)                                                  $      .26         $     1.06        $    (1.19)
--------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

ALLEGHENY LUDLUM CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


(In thousands of dollars)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     JANUARY 1,           January 2,
                                                                                                          1995                 1994
------------------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
    Cash and cash equivalents                                                                       $   11,185           $   48,107
    Short-term investments                                                                                  --               50,466
    Trade receivables, less allowances for doubtful accounts of $3,715 and $3,791                      141,042              110,962
    Inventories                                                                                        232,379              254,764
    Prepaid expenses and other current assets                                                           11,035                5,489
------------------------------------------------------------------------------------------------------------------------------------
                TOTAL CURRENT ASSETS                                                                   395,641              469,788
Properties, plants and equipment - net                                                                 464,977              447,942
Cost in excess of net assets acquired                                                                  133,862              144,132
Investment in limited partnership                                                                           --               22,764
Deferred income taxes                                                                                   49,027               54,220
Assets held for sale                                                                                    37,738               29,117
Other assets                                                                                            13,453                6,086
------------------------------------------------------------------------------------------------------------------------------------
                TOTAL ASSETS                                                                        $1,094,698           $1,174,049
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
    Current portion of long-term debt                                                               $    1,993           $    3,158
    Senior secured notes assumed in 1993 acquisition                                                        --               25,000
    Accounts payable                                                                                    96,417               83,752
    Accrued compensation and benefits                                                                   46,115               50,864
    Deferred income taxes                                                                                5,527               13,472
    Income taxes                                                                                         1,596                7,162
    Other accrued expenses                                                                              18,632               27,469
------------------------------------------------------------------------------------------------------------------------------------
                TOTAL CURRENT LIABILITIES                                                              170,280              210,877
Long-term debt, less current portion                                                                   133,097              138,870
Pensions                                                                                               135,758              106,227
Postretirement benefit liability                                                                       267,136              285,122
Other                                                                                                   26,721               29,531
------------------------------------------------------------------------------------------------------------------------------------
                TOTAL LIABILITIES                                                                      732,992              770,627
------------------------------------------------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY:
       Preferred stock, par value $1: authorized--50,000,000 shares;
          issued--none
       Common stock, par value $.10: authorized--250,000,000 shares;
          issued--72,878,242 shares                                                                      7,288                7,288
       Additional capital                                                                              270,571              269,112
       Retained earnings                                                                               136,027              152,258
       Equity adjustment related to minimum liability for pension plans                                (20,682)              (2,353)
       Common stock in treasury at cost--2,227,671 and 1,844,381 shares                                (31,498)             (22,883)
------------------------------------------------------------------------------------------------------------------------------------
                TOTAL SHAREHOLDERS' EQUITY                                                             361,706              403,422
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                          $1,094,698           $1,174,049
------------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

ALLEGHENY LUDLUM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands of dollars)

---------------------------------------------------------------------------------------------------------------------------------
                                                                                 JANUARY 1,         January 2,         January 3,
Fiscal Year Ended                                                                     1995               1994               1993
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Income before cumulative effect of accounting change                       $  18,212          $  70,760          $  46,857
      Adjustments to reconcile income before cumulative
      effect of accounting change to cash flow from
      operating activities:
         Depreciation and amortization                                              38,167             30,708             27,578
         Loss (gain) from limited partnership investment                             2,590            (15,740)            (8,808)
         Deferred taxes                                                              3,141             (3,143)            (5,255)
      Change in operating assets and liabilities:
        Long-term pension liability                                                (13,385)           (10,840)            (5,985)
        Long-term postretirement liability                                           2,876             18,236             13,022
        Deferred employee benefits                                                  (3,118)             4,185              1,312
        Trade receivables                                                          (30,080)               359             (2,768)
        Inventories                                                                 22,385             15,441             49,254
        Trade payables                                                              12,665              1,047            (19,917)
        Income taxes payable                                                        (5,566)            (5,191)             9,619
        Net change in other current assets and current liabilities                 (14,036)            (1,265)            (1,906)
      Other changes                                                                  5,181               (339)               606
---------------------------------------------------------------------------------------------------------------------------------
           CASH FLOWS FROM OPERATING ACTIVITIES                                     39,032            104,218            103,609
CASH FLOWS FROM INVESTING ACTIVITIES:
      Purchases of properties, plants and equipment                                (52,738)           (50,446)           (25,987)
      Disposals of properties, plants and equipment                                    235                242              1,039
      Sales (purchases) of short-term investments                                   50,466             21,649            (72,115)
      Increase in limited partnership investment                                        --             (5,437)            (5,188)
      Limited partnership distribution                                                  --             22,822              1,252
      Increase in notes receivable                                                    (380)              (892)              (414)
      Payments related to the 1993 acquisition primarily debt payment              (25,000)           (57,800)                --
---------------------------------------------------------------------------------------------------------------------------------
           CASH USED BY INVESTING ACTIVITIES                                       (27,417)           (69,862)          (101,413)
CASH FLOWS FROM FINANCING ACTIVITIES:
      Decrease in short-term debt                                                       --                 --            (17,000)
      Issuance of convertible subordinated debentures                                   --                 --            100,000
      Payments on long-term debt                                                    (6,938)            (7,495)            (7,236)
      Dividends paid                                                               (33,993)           (31,571)           (28,960)
      Purchases of treasury stock                                                  (10,910)            (1,307)            (1,845)
      Employee stock plans                                                           3,304              2,687              1,637
---------------------------------------------------------------------------------------------------------------------------------
           CASH (USED BY) FROM FINANCING ACTIVITIES                                (48,537)           (37,686)            46,596
---------------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                   (36,922)            (3,330)            48,792
Balance of cash and cash equivalents at beginning of year                           48,107             51,437              2,645
---------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                         $  11,185          $  48,107          $  51,437
---------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

ALLEGHENY LUDLUM CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Inventories

Inventories are valued at the lower of cost or market. Cost for most inventories is determined by the last-in, first-out (LIFO) method. Inventories not on LIFO (1994 -- $25,031,000; 1993 -- $55,266,000) are determined using the average cost method.

Properties, Plants and Equipment

Properties, plants and equipment are carried at cost. Depreciation is computed using the straight-line method at rates considered sufficient to amortize the costs over the estimated service lives. Depreciation for income tax purposes is computed principally using accelerated methods.

Investment in Limited Partnership

Investment in limited partnership is stated at the pro rata share of the limited partnership's equity that was held by a subsidiary company. The limited partnership's net income includes realized and unrealized gains and losses on portfolio investments. In the first quarter of 1994, the Company contributed an investment in the limited partnership fund to an irrevocable trust for the purpose of partially funding retiree benefit obligations. The Company also contributed investments it had made in a second limited partnership fund, in the amount of $5.6 million, to the trust. The Chairman of the Company serves on advisory boards of the limited partnerships.

Taxes on Income

Provisions for income taxes include deferred taxes resulting from temporary differences in income for financial and tax purposes using the liability method. Such temporary differences result primarily from differences in the carrying value of assets and liabilities.

Fiscal Year-End

The Company's fiscal year ends on the Sunday nearest to December 31.

Net Income per Share of Common Stock

Net income per share is based upon the weighted average number of shares of common stock outstanding. The weighted average number of shares was 70,827,362 for the fiscal year ended January 1, 1995, 66,614,353 for the fiscal year ended January 2, 1994 and 65,823,496 for the fiscal year ended January 3, 1993. The weighted average number of shares of common stock outstanding and all per share amounts have been restated for the 2-for-1 stock split effected in July, 1993.

NOTE 2 -- INVENTORIES

                                                                                       JANUARY 1,           January 2,
(In thousands of dollars)                                                                   1995                 1994
----------------------------------------------------------------------------------------------------------------------
Raw materials                                                                           $ 52,332             $ 55,647
Work-in-process and finished products                                                    213,282              208,648
Supplies                                                                                  16,048               16,609
----------------------------------------------------------------------------------------------------------------------
Total inventories at current cost                                                        281,662              280,904
Less allowance to reduce current cost values to LIFO basis                                49,283               26,140
----------------------------------------------------------------------------------------------------------------------
TOTAL INVENTORIES                                                                       $232,379             $254,764
----------------------------------------------------------------------------------------------------------------------

      Certain LIFO inventory quantities were reduced, resulting in a liquidation of items carried at costs that prevailed in prior years. The effect of the liquidations was to increase net income in 1994 by approximately $543,000 and in 1993 by approximately $1,531,000 and to decrease net income in 1992 by approximately $4,252,000.

      The Company enters into raw material (principally nickel) future contracts from time to time to hedge its exposure to price fluctuations. Gains and losses on hedged contracts are deferred and recognized in cost of sales upon expiration of the hedged period. These contracts are not significant to the Company's total raw material purchases.

NOTE 3 -- PROPERTIES, PLANTS AND EQUIPMENT

                                                                                       JANUARY 1,           January 2,
(In thousands of dollars)                                                                   1995                 1994
----------------------------------------------------------------------------------------------------------------------
Land                                                                                    $  8,220             $  8,230
Buildings                                                                                 64,679               62,465
Machinery and equipment                                                                  591,277              542,413
----------------------------------------------------------------------------------------------------------------------
                                                                                         664,176              613,108
Less allowance for depreciation and amortization                                         199,199              165,166
----------------------------------------------------------------------------------------------------------------------
TOTAL PROPERTIES, PLANTS AND EQUIPMENT                                                  $464,977             $447,942
----------------------------------------------------------------------------------------------------------------------

NOTE 4 -- CREDIT AGREEMENTS AND LONG-TERM DEBT

CREDIT AGREEMENTS

The Company's credit agreements with a group of banks provide for borrowings of up to $150,000,000 on a revolving credit basis. Interest is payable at prime or other alternative interest rate bases, at the Company's option. Annual commitment fees range from 1/8% to 1/4% on the unused portion of the credit line. The revolving credit facilities were not used in 1994.

      The credit agreements have various covenants which limit the Company's ability to purchase its own stock, dispose of properties and merge with another corporation. The Company is also required to maintain certain financial ratios as defined in the agreements which also limits the amount of dividend payments. Under the most restrictive requirement, 74% of retained earnings is free of restrictions pertaining to cash dividend distributions and/or share repurchases. Borrowings outstanding under the credit agreements are unsecured.

DEBENTURES

In March 1992, the Company issued $100 million of 5 7/8% convertible subordinated debentures due in a single maturity on March 15, 2002. The debentures can be converted into the Company's common stock at a conversion price of $20.25 per share. The debentures can be called at a premium beginning March 15, 1995. In the first year, the redemption price is 104.11%.

OTHER

The industrial revenue bonds and capital lease obligations consist of 11 separate issues at January 1, 1995. Nine issues (aggregating $24,884,000) have an average interest rate of 4.8%, and two issues ($10,206,000) have variable interest rates, ranging from 1.75% to 6.3%. The average interest rate for all outstanding issues was 4.8% in 1994, 4.6% in 1993, and 4.8% in 1992. The variable rate obligations are subject to remarketing agreements, which provide that the bondholder may present the bonds to a remarketing agent for purchase prior to the stated maturity date. Bonds presented to the remarketing agent are then resold in the bond market.

      Long-term debt consists of the following:

                                                                                            JANUARY 1,         January 2,
(In thousands of dollars)                                                                        1995               1994
-------------------------------------------------------------------------------------------------------------------------
5 7/8% convertible subordinated debentures                                                   $100,000           $100,000
Industrial revenue bonds due 1995 through 2007                                                 19,425             24,873
Capital lease obligations under industrial revenue bonds
    due 1995 through 2007                                                                      15,665             17,155
-------------------------------------------------------------------------------------------------------------------------
                                                                                              135,090            142,028
Less current portion                                                                            1,993              3,158
-------------------------------------------------------------------------------------------------------------------------
TOTAL LONG-TERM DEBT                                                                         $133,097           $138,870
-------------------------------------------------------------------------------------------------------------------------

    Properties, plants and equipment include the following amounts for leases that have been capitalized:

                                                                                            JANUARY 1,         January 2,
(In thousands of dollars)                                                                        1995               1994
-------------------------------------------------------------------------------------------------------------------------
Land and buildings                                                                           $  2,693           $  2,693
Machinery                                                                                      18,054             18,054
-------------------------------------------------------------------------------------------------------------------------
                                                                                               20,747             20,747
Less allowance for amortization                                                                 9,218              8,067
-------------------------------------------------------------------------------------------------------------------------
TOTAL LEASES                                                                                 $ 11,529           $ 12,680
-------------------------------------------------------------------------------------------------------------------------

      Amortization of leased assets is included in depreciation and amortization expense.

      Scheduled maturities of all long-term obligations for the five years succeeding January 1, 1995 are $1,993,000 in 1995, $1,940,000 in 1996,
$1,914,000 in 1997, $1,974,000 in 1998 and $1,499,000 in 1999.

      Interest expense was $8,515,000 in 1994, $8,668,000 in 1993 and $8,000,000
in 1992. Interest and commitment fees paid amounted to $8,448,000 in 1994, $8,149,000 in 1993 and $6,090,000 in 1992.

NOTE 5 -- PENSION PLANS AND OTHER POSTEMPLOYMENT BENEFITS

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

      The following table sets forth the funded status and amount recognized for the defined benefit pension plans in the consolidated balance sheets:



                                                                                          JANUARY 1,           January 2,
(In thousands of dollars)                                                                      1995                 1994
-------------------------------------------------------------------------------------------------------------------------
Actuarial present value of accumulated benefit obligations, including
    vested benefits of $507,565 in 1994 and $489,933 in 1993                               $535,057             $524,008
-------------------------------------------------------------------------------------------------------------------------
Actuarial present value of projected benefit obligations for services
    rendered to date                                                                        600,668              568,362
Less plan assets at fair value, primarily listed stocks, government
    securities and pooled investment funds                                                  393,048              416,790
-------------------------------------------------------------------------------------------------------------------------
PROJECTED BENEFIT OBLIGATIONS IN EXCESS OF PLAN ASSETS                                      207,620              151,572
Unrecognized net loss from past experience different from assumed                           (60,651)             (34,752)
Unrecognized prior service costs                                                            (48,518)              (9,468)
Additional minimal liability                                                                 44,761                5,327
-------------------------------------------------------------------------------------------------------------------------
PENSION LIABILITIES                                                                        $143,212             $112,679
-------------------------------------------------------------------------------------------------------------------------

    Pension liabilities are included in the balance sheets as follows:

                                                                                                  JANUARY 1,         January 2,
(In thousands of dollars)                                                                              1995               1994
-------------------------------------------------------------------------------------------------------------------------------
Accrued compensation and benefits                                                                  $  7,454           $  6,452
Pensions                                                                                            135,758            106,227
-------------------------------------------------------------------------------------------------------------------------------
TOTAL PENSION LIABILITIES                                                                          $143,212           $112,679
-------------------------------------------------------------------------------------------------------------------------------

      A summary of the net pension cost for the defined benefit pension plans is as follows:

(In thousands of dollars)                                                         1994                 1993               1992
-------------------------------------------------------------------------------------------------------------------------------
Service cost -- benefits earned during the period                             $  7,520             $  4,751           $  4,271
Interest cost on projected benefit obligations                                  40,150               33,916             32,450
Actual return on plan assets                                                     3,674              (28,935)           (29,423)
Net amortization and deferral                                                  (35,803)               1,058              3,391
-------------------------------------------------------------------------------------------------------------------------------
NET PENSION COST                                                              $ 15,541             $ 10,790           $ 10,689
-------------------------------------------------------------------------------------------------------------------------------

      Unrecognized prior service costs increased in 1994 as a result of the new four year contract with the USWA.

      The average discount rate used in determining the actuarial present value of the projected benefit obligations was 8.0% in 1994 and 7.5% in 1993. The rates of increase of future years' compensation levels ranged from 3% to 4% in 1994, 1993 and 1992. The expected long-term rate of return on plan assets was 9% in 1994, 1993 and 1992.

      On November 10, 1988, the Board of Directors amended the salaried defined benefit pension plan to provide that no benefits would accrue thereunder on or after January 1, 1989. At the same time, the Board also adopted, effective January 1, 1989, a defined contribution plan. Pension costs for this plan were $5,165,000 in 1994, $4,746,000 in 1993 and $4,407,000 in 1992.

      The Company has guaranteed employees who meet certain age and service criteria that at retirement their aggregate benefit from the salaried defined benefit pension plan and the defined contribution plan will not be less than the benefit which would have been payable from the salaried defined benefit pension plan if such plan had not been amended.

Other Postretirement Benefit Plans

The Company sponsors several defined benefit postretirement plans covering most salaried and hourly employees. The plans provide health care and life insurance benefits for eligible retirees. The basic health care plans are noncontributory, and the major medical options are contributory, with retiree contributions adjusted periodically. The life insurance plans are generally noncontributory. The Company funds postretirement benefit obligations for hourly employees represented by the USWA based on the available funds and amounts allowable by the Internal Revenue Code.

      The following table sets forth the postretirement benefit plans' combined funded status reconciled with the amounts recognized in the balance sheet:

                                                                              Health               Life
(In thousands of dollars)        January 1, 1995                                Care          Insurance             Total
-------------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO):
    Retirees                                                                $159,089            $13,731          $172,820
    Fully eligible active participants                                        44,560              3,106            47,666
    Other active participants                                                 88,613              3,686            92,299
-------------------------------------------------------------------------------------------------------------------------
                                                                             292,262             20,523           312,785
    Less plan assets at fair value, primarily investment
        in limited partnership funds                                          31,834                 --            31,834
-------------------------------------------------------------------------------------------------------------------------
    Accumulated postretirement benefit obligations
        in excess of plan assets                                             260,428             20,523           280,951
    Unrecognized net gain                                                      4,511                295             4,806
    Unrecognized prior service cost                                          (18,742)               121           (18,621)
-------------------------------------------------------------------------------------------------------------------------
    Accrued postretirement benefit cost                                     $246,197            $20,939          $267,136
-------------------------------------------------------------------------------------------------------------------------

                                                                              31

                                                                       Health                Life
(In thousands of dollars)        January 2, 1994                         Care           Insurance              Total
--------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO):
    Retirees                                                         $134,386             $13,928           $148,314
    Fully eligible active participants                                 38,032               3,075             41,107
    Other active participants                                          97,706               3,833            101,539
--------------------------------------------------------------------------------------------------------------------
                                                                      270,124              20,836            290,960
    Unrecognized net loss                                              (4,168)             (1,670)            (5,838)
--------------------------------------------------------------------------------------------------------------------
    Accrued postretirement benefit cost                              $265,956             $19,166           $285,122
--------------------------------------------------------------------------------------------------------------------

      Unrecognized prior service costs increased in 1994 as a result of the new four year contract with the USWA.

      The discount rate used in determining the APBO was 8.0% at January 1, 1995 and 7.5% at January 2, 1994. The expected long-term rate of return on plan assets was 15% in 1994.

    Net postretirement benefit expenses included the following components:

                                                                               Health                 Life
(In thousands of dollars)        1994                                            Care            Insurance                Total
-------------------------------------------------------------------------------------------------------------------------------
    Service cost                                                              $ 6,230               $  263              $ 6,493
    Interest cost                                                              19,390                1,498               20,888
    Actual return on plan assets                                               (1,516)                  --               (1,516)
    Net amortization and deferral                                                  47                   77                  124
-------------------------------------------------------------------------------------------------------------------------------
    Net periodic postretirement benefit expense                               $24,151               $1,838              $25,989
-------------------------------------------------------------------------------------------------------------------------------
                                                                               Health                 Life
(In thousands of dollars)        1993                                            Care            Insurance                Total
-------------------------------------------------------------------------------------------------------------------------------
    Service cost                                                              $ 4,700               $  206              $ 4,906
    Interest cost                                                              18,679                1,424               20,103
-------------------------------------------------------------------------------------------------------------------------------
    Net periodic postretirement benefit expense                               $23,379               $1,630              $25,009
-------------------------------------------------------------------------------------------------------------------------------
                                                                               Health                 Life
(In thousands of dollars)        1992                                            Care            Insurance                Total
-------------------------------------------------------------------------------------------------------------------------------
    Service cost                                                              $ 4,026               $  189              $ 4,215
    Interest cost                                                              17,069                1,353               18,422
-------------------------------------------------------------------------------------------------------------------------------
    Net periodic postretirement benefit expense                               $21,095               $1,542              $22,637
-------------------------------------------------------------------------------------------------------------------------------

      The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for health care plans is 10.8% for 1995 and is assumed to decrease to 5.25% by 2002 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. If the assumed health care cost trend rates were increased by one percentage point in each year, this would increase the APBO for health care plans as of January 1, 1995 by $40,607,000 and the aggregate of service and interest cost components of net periodic postretirement benefit expense for 1994 by $3,162,000.

      The actual cash payments of retiree health care and life insurance benefits totaled approximately $13,064,000 in 1994, $9,295,000 in 1993 and $9,615,000 in 1992. The 1994 amount includes payments resulting from the 1993 acquisition.

NOTE 6 -- SHAREHOLDERS' EQUITY

                                                                          Common      Additional      Retained     Treasury
(In thousands of dollars except per share amounts)                         Stock         Capital      Earnings       Shares
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 29, 1991                                              $6,772        $160,808      $220,544     $(23,635)
----------------------------------------------------------------------------------------------------------------------------
Net loss                                                                                               (78,374)
Dividends on common stock at $.44 per share                                                            (28,960)
Employee stock plans                                                                          68           (41)       1,607
Purchase of 123,200 treasury shares at cost                                                                          (1,845)
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 3, 1993                                                 6,772         160,876       113,169      (23,873)
----------------------------------------------------------------------------------------------------------------------------
Net income                                                                                              70,760
Dividends on common stock at $.47 per share                                                            (31,571)
Common stock issued                                                          516         107,746
Employee stock plans                                                                         490          (100)       2,297
Purchase of 65,500 treasury shares at cost                                                                           (1,307)
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 2, 1994                                                 7,288         269,112       152,258      (22,883)
----------------------------------------------------------------------------------------------------------------------------
Net income                                                                                              18,212
Dividends on common stock at $.48 per share                                                            (33,993)
Employee stock plans                                                                       1,459          (450)       2,295
Purchase of 571,300 shares at cost                                                                                  (10,910)
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT JANUARY 1, 1995                                                $7,288        $270,571      $136,027     $(31,498)
----------------------------------------------------------------------------------------------------------------------------

Preferred Stock

The authorized preferred stock may be issued in one or more series, with designations, powers and preferences as shall be designated by the Board of Directors. At January 1, 1995, there were no shares of preferred stock issued.

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

      Transactions under the Plan are summarized as follows:

                                                                                                Stock
                                                                                         Appreciation
                                                                   Stock Options               Rights          Price Range
--------------------------------------------------------------------------------------------------------------------------
Balance at December 29, 1991                                           1,098,224               11,250
Granted                                                                   22,340                   --               $16.50
Exercised                                                                (52,920)                  --           8.33-11.08
Cancelled                                                                (68,492)                  --           8.33-10.75
--------------------------------------------------------------------------------------------------------------------------
Balance at January 3, 1993                                               999,152               11,250
Granted                                                                  620,400                   --                22.94
Exercised                                                               (153,489)             (11,250)          8.33-11.08
Cancelled                                                                (14,601)                  --                10.75
--------------------------------------------------------------------------------------------------------------------------
Balance at January 2, 1994                                             1,451,462                   --
Granted                                                                   33,068                   --                19.88
Exercised                                                               (119,731)                  --           8.33-11.88
Cancelled                                                                (44,935)                  --          10.75-22.94
--------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995                                             1,319,864                   --
--------------------------------------------------------------------------------------------------------------------------

                                                                              33

      At January 1, 1995 there were 265,507 options for shares exercisable under the Plan.

      In March 1987, the Board of Directors adopted and the shareholders approved a Performance Share Plan for Key Employees, which provides that the Chief Executive Officer may establish certain performance objectives for a period established by the Board. The Committee, with the advice of the Chief Executive Officer, may grant performance units payable in common stock and/or cash to key employees. Up to 900,000 shares of common stock were reserved for the Plan. Upon full or partial achievement of the performance objectives for the period, the full or partial dollar amount and/or number of shares of common stock credited to an employee's account will be distributed to the employee in three equal annual installments.

      A three-year award period under the Performance Share Plan began in 1991 and 97% of the performance objectives to be achieved during this award period were achieved. Payments equal to 92.5% of the base value of awarded units began in 1994. Forty-three participants hold an aggregate of 69,050 performance units. The base value of each unit consists of $50 in cash and four shares of common stock.

      In February 1994, the Board of Directors established the 1994-1996 award period under the Performance Share Plan and the performance objectives to be achieved during that award period were set. The base value of each unit consisted of $50 in cash and four shares of common stock. In November 1994, the Board of Directors established the 1995-1996 award period under the Performance Share Plan. The awards for the 1995-1996 award period replaced the units awarded to the participants for the 1994-1996 award period. The performance objectives to be achieved during the 1995-1996 award period have been set, and 42 employees hold an aggregate of 79,000 performance units for the 1995-1996 award period. The base value of each unit consists of $50 in cash and four shares of common stock.

      In 1994, the Board of Directors adopted and the shareholders approved a Stock Acquisition and Retention Plan. The Plan provides participating officers with an opportunity to purchase additional shares of common stock directly from the Company and provides for the grant of one share of restricted stock for each two shares purchased under the Plan and one share of restricted stock for each two shares of common stock already owned by a participant that are designated as subject to the Plan. In general, the restricted shares will vest only if the participant retains the shares that are purchased and/or designated by the participant as subject to the Plan for five years. The expense related to the Plan is being recognized over the vesting period. A maximum of 1,000,000 shares is available for issuance under the Plan. In 1994, 17,681 restricted shares of common stock were issued under the plan.

      In 1993, the Board of Directors adopted and the shareholders approved a Director Share Incentive Plan, which provides for the annual delivery to non-employee directors of the Company of shares of common stock (rounded to the nearest whole share) with a fair market value equal to $5,000. A total of 200,000 shares have been reserved for the plan. Pursuant to the plan, on January 3, 1994, each of the Company's nine non-employee directors received 209 shares of common stock and on January 3, 1995, each of the Company's eleven non-employee directors received 268 shares of common stock.

NOTE 7 -- FAIR VALUES OF FINANCIAL INSTRUMENTS

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

      Debentures

      The fair value of the 5 7/8% convertible subordinated debentures is based on quoted market prices.

      Long-term debt

      The fair values of long-term debt obligations are established from the market value of each issue if available or from market values of similar issues.

      The carrying amounts and fair values of the Company's financial instruments are as follows:

                                                                             January 1, 1995                   January 2, 1994
(In thousands of dollars)                                             Carrying Amount   Fair Value    Carrying Amount   Fair Value
----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                                   $ 11,185      $ 11,185          $ 48,107      $ 48,107
Short-term investments                                                            --            --            50,466        50,703
5 7/8% convertible subordinated debentures                                   100,000       100,050           100,000       125,500
Long-term debt                                                                35,090        34,133            42,028        42,692
Senior secured notes acquired in 1993 acquisition repaid in 1994                  --            --            25,000        25,000
----------------------------------------------------------------------------------------------------------------------------------

NOTE 8 -- TAXES ON INCOME

Income taxes (credits) consist of the following:

(In thousands of dollars)                                                       1994                 1993                 1992
------------------------------------------------------------------------------------------------------------------------------
Current:
    Federal                                                                  $ 9,411              $40,653              $28,442
    State                                                                      2,178               10,696                8,755
------------------------------------------------------------------------------------------------------------------------------
        Subtotal current expense                                              11,589               51,349               37,197
------------------------------------------------------------------------------------------------------------------------------
Deferred:
    Federal                                                                      571               (1,828)              (3,393)
    State                                                                      2,570               (1,315)              (1,862)
------------------------------------------------------------------------------------------------------------------------------
        Subtotal deferred expense                                              3,141               (3,143)              (5,255)
------------------------------------------------------------------------------------------------------------------------------
Total income tax expense                                                     $14,730              $48,206              $31,942
------------------------------------------------------------------------------------------------------------------------------
Income taxes paid                                                            $14,385              $56,649              $27,379
------------------------------------------------------------------------------------------------------------------------------

    The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate:

Percent of pretax income                                                          1994                 1993                1992
--------------------------------------------------------------------------------------------------------------------------------
Federal tax rate                                                                  35.0%                35.0%               34.0%
    State and local income taxes, net of federal tax benefit                       9.4                  5.1                 5.8
    Amortization of cost in excess of net assets acquired                          3.8                   --                  --
    Other                                                                         (3.5)                 0.4                 0.7
--------------------------------------------------------------------------------------------------------------------------------
Total effective income tax rate                                                   44.7%                40.5%               40.5%
--------------------------------------------------------------------------------------------------------------------------------

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

Deferred Tax Assets
(In thousands of dollars)                                             1994                1993
----------------------------------------------------------------------------------------------
Postretirement benefits other than pensions                        $107,284           $ 99,850
Deferred compensation and other benefit plans                       71,604              45,209
Other items                                                         18,524              12,800
----------------------------------------------------------------------------------------------
Total deferred tax assets                                          197,412             157,859

Deferred Tax Liabilities
-----------------------------------------------------------------------------------------------
Basis of property, plant and equipment - net                        113,212              71,358
Inventory valuation - net                                            28,175              32,759
Other items                                                          12,525              12,994
-----------------------------------------------------------------------------------------------
Total deferred tax liabilities                                      153,912             117,111
-----------------------------------------------------------------------------------------------
Net deferred tax asset                                             $ 43,500            $ 40,748
-----------------------------------------------------------------------------------------------

NOTE 9 -- SUPPLEMENTAL OPERATING INFORMATION

Export sales were $73,000,000 in 1994, $79,000,000 in 1993 and $69,000,000 in
1992.

      Direct research and development expenditures aggregated $8,238,000 in 1994, $9,170,000 in 1993 and $10,016,000 in 1992. "Research, development and technology" in the income statement covers a broad range of activities throughout the Company.

NOTE 10 -- LITIGATION

As previously announced, the Company is a defendant in a case filed in 1989 by Allegheny International, Inc. in the United States District Court for the Western District of Pennsylvania which is being pursued by Sunbeam-Oster Company, Inc. The case involves claims for reimbursement of various alleged insurance coverage costs and recovery of a refund received by Allegheny Ludlum with respect to a federal income tax overpayment, in the aggregate amount of approximately $8 million. The Company believes that Sunbeam-Oster's claims are without merit and is defending the case vigorously.

      In addition, the Company is involved in various lawsuits from time to time arising in the ordinary course of business and otherwise. In management's opinion, the outcome of these matters will not have a material adverse affect on the Company's financial statements.

NOTE 11 -- ACQUISITION

On November 10, 1993, the Company completed the acquisition of the stock of Athlone Industries, Inc. Athlone, through its subsidiary, Jessop Steel Company, was primarily a manufacturer of specialty steels in plate form. The Company issued 5,153,376 shares of common stock in the transaction. The transaction is being accounted for as a purchase. The excess of the purchase price paid over the value of net assets acquired will be amortized over 40 years on a straight-line basis. Accumulated amortization was $4,224,000 and $668,000 at January 1, 1995 and January 2, 1994, respectively. The preliminary purchase price valuation has been changed to reflect additional information obtained concerning certain assets and liabilities acquired. The results of Jessop are included in the consolidated financial statements from the date of purchase.

      Pro forma results, as if the transaction were completed at the beginning of the year, are as follows:

                                                                                                1993                  1992
      Sales                                                                           $1,215,039,000        $1,171,209,000
      Net income before cumulative effect of accounting change                            77,126,000            56,224,000
      Earnings per share                                                                       $1.09                 $ .79

      The pro forma presentation is not necessarily indicative of either the results of operations that would have occurred had the acquisition taken place at the beginning of the period or of future results of the combined companies.

      In addition to Jessop Steel, the Company acquired Green River Steel Corporation and Reynolds Fasteners, Inc., as part of the Athlone acquisition. The Company has determined that these businesses do not meet its strategic objectives and, therefore, has decided that they would be held for sale. The recorded value for assets held for sale represents management's estimate of net realizable value and includes a reserve for estimated losses until disposition which is not material in relation to the Company's results of operations. Net income for these companies, in the amount of $3,603,000 which resulted from the Company's successful efforts to improve the productivity and reduce the costs of these businesses, was excluded from the Company's 1994 results.

      Cash flows for 1994 and 1993 do not include non-cash items related to the acquisition.

NOTE 12 -- QUARTERLY DATA (UNAUDITED)

(In thousands of dollars except per share amounts)                                            Fiscal Quarter Ended
-----------------------------------------------------------------------------------------------------------------------------
Fiscal 1994                                                      April 3             July 3(1)     October 2        January 1
-----------------------------------------------------------------------------------------------------------------------------
Net Sales                                                       $313,932           $172,187         $262,255         $328,497
Cost of products sold                                            245,717            191,283          211,720          266,319
Operating income                                                  35,747            (49,413)          20,913           34,121
Net income                                                        18,118            (29,179)          10,328           18,945
Net income per share:
    Primary                                                         $.26              $(.41)            $.14             $.27
    Fully diluted                                                   $.25              $(.41)            $.14             $.26
Weighted average common shares
    outstanding                                               70,938,937         70,792,035       70,787,897       70,790,579
-----------------------------------------------------------------------------------------------------------------------------

(1) The USWA called a strike in the second quarter which lasted 10 weeks.

(In thousands of dollars except per share amounts)                                            Fiscal Quarter Ended
-----------------------------------------------------------------------------------------------------------------------------
Fiscal 1993                                                      April 4             July 4        October 3        January 2
-----------------------------------------------------------------------------------------------------------------------------
Net Sales                                                       $289,942           $279,547         $262,323         $268,375
Cost of products sold                                            233,367            216,168          211,432          216,695
Operating income                                                  26,048             34,376           22,502           20,942
Net income                                                        18,272             18,601           16,559           17,328
Net income per share:
    Primary                                                         $.28               $.28             $.25             $.25
    Fully diluted                                                   $.27               $.27             $.24             $.24
Weighted average common shares
    outstanding                                               65,829,070         65,874,150       65,834,659       68,919,532
-----------------------------------------------------------------------------------------------------------------------------

                                                                              37

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

BOARD OF DIRECTORS
ALLEGHENY LUDLUM CORPORATION

We have audited the accompanying consolidated balance sheets of Allegheny Ludlum Corporation and subsidiaries as of January 1, 1995 and January 2, 1994, and the related consolidated statements of income and cash flows for each of the three fiscal years in the period ended January 1, 1995. These financial statements are the responsibility of Allegheny Ludlum Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

      In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allegheny Ludlum Corporation and subsidiaries at January 1, 1995 and January 2, 1994, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 1995, in conformity with generally accepted accounting principles.

      As discussed in Note 5 to the financial statements, in 1992, the Corporation changed its method of accounting for postretirement benefits other than pensions.


/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
January 30, 1995

SELECTED FINANCIAL DATA

(In millions of dollars except
per share amounts)                        1994(1)     1993 (2)      1992         1991*        1990*        1989*        1988*
------------------------------------------------------------------------------------------------------------------------------
For Fiscal Year
Income statement data:
    Net sales                           $1,076.9     $1,100.2     $1,036.0     $1,004.6     $1,084.9     $1,180.2     $1,207.5
    Operating income                        41.4        103.9         76.4         73.7        111.0        208.9        175.0
    Income before
      cumulative effect of
      accounting change                     18.2         70.8         46.9         41.1         68.9        133.8        108.6
------------------------------------------------------------------------------------------------------------------------------
    Cumulative effect of
      accounting change                       --           --       (125.2)          --           --           --           --
------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                   $   18.2     $   70.8     $  (78.3)    $   41.1     $   68.9     $  133.8     $  108.6
------------------------------------------------------------------------------------------------------------------------------
Per common share:
    Income before
      cumulative effect of
      accounting change                 $    .26     $   1.06     $    .71     $    .62     $   1.04     $   1.98     $   1.60
    Cumulative effect of
      accounting change                       --           --        (1.90)          --           --           --           --
------------------------------------------------------------------------------------------------------------------------------
    Net income (loss)                   $    .26     $   1.06     $  (1.19)    $    .62     $   1.04     $   1.98     $   1.60
------------------------------------------------------------------------------------------------------------------------------
    Dividends declared                  $    .48     $    .47     $    .44     $    .44     $    .43     $    .35     $   1.37
------------------------------------------------------------------------------------------------------------------------------
At Year End
Balance sheet data:
    Working capital                     $  225.4     $  258.9     $  299.4     $  192.9     $  198.2     $  237.3     $  163.0
    Total assets                         1,094.7      1,174.0        871.2        764.5        793.2        784.6        703.9
    Long-term debt
      due after one year                   133.1        138.9        138.1         48.5         52.8         67.8         76.0
------------------------------------------------------------------------------------------------------------------------------

*Amounts related to postretirement benefits are not comparable.

      Per share amounts have been adjusted for the 3-for-2 stock split effected in July of 1990 and for the 2-for-1 stock split effected in July of 1993.

(1) The USWA called a strike in the second quarter which lasted 10 weeks.

(2) Beginning November 10, 1993, results include acquisition of Jessop Steel Company.

COMMON STOCK DATA

                                                                                  Fiscal Quarter Ended
-------------------------------------------------------------------------------------------------------------------------
Fiscal 1994                                                     April 3           July 3       October 2       January 1
-------------------------------------------------------------------------------------------------------------------------
Price range of common stock:
      High                                                      $24.875           $21.25         $22.375         $21.875
      Low                                                        18.125            17.00          18.375           18.00
Dividends declared                                                  .12              .12             .12             .12
-------------------------------------------------------------------------------------------------------------------------
                                                                                  Fiscal Quarter Ended
-------------------------------------------------------------------------------------------------------------------------
Fiscal 1993                                                     April 4           July 4       October 3       January 2
-------------------------------------------------------------------------------------------------------------------------
Price range of common stock:
      High                                                      $21.188          $23.188          $24.25         $24.375
      Low                                                         17.00           19.875           19.25          19.625
Dividends declared                                                  .11              .12             .12             .12
-------------------------------------------------------------------------------------------------------------------------

      The principal market on which the Company's common stock is traded is the New York Stock Exchange, using the symbol ALS. As of March 1, 1995, there were 70,628,703 shares of common stock outstanding held by 2,826 shareholders of record. The amounts in the table have been adjusted for the 2-for-1 stock split effected in July of 1993.

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

/s/ A. H. Aronson
------------------------
A. H. Aronson
President and
Chief Executive Officer


/s/ J. L. Murdy
------------------------
J. L. Murdy
Senior Vice President --
Finance and
Chief Financial Officer


/s/ R. R. Roeser
------------------------
R. R. Roeser
Vice President, Controller


40