Form 10-K405, Exhibit 13
period 1995-12-31
ALLEGHENY LUDLUM CORP ET AL
filed 1996-03-20
CIK 811929

                                                                      Exhibit 13

Management's Discussion and Analysis of Financial
Condition and Results of Operations

FINANCIAL OVERVIEW
1995 was a significant year for strengthening the Company's financial condition:
 . Sales revenues reached a new record.
 . Strong earnings of $111.9 million were attained.
 . Operating cash flow reached $155.0 million.
 . New 30-year senior debt in the amount of $150 million was issued at a fixed interest rate of 6.95%.
 . Convertible subordinated debt of $100 million was extinguished prior to its maturity date, eliminating approximately 7.5% of potential dilution in common shareholder equity.
 . Excess liquidity was used to repurchase 3.8 million shares of common stock, or 6% of those outstanding, for $75.6 million.
 . At December 31, 1995, invested cash plus unused bank credit lines totaled
  $170.9 million, providing excellent financial liquidity.

  This financial review covers certain developments during the past three years relating to the results of operations and financial condition of the Company.

RESULTS OF OPERATIONS
Net sales by product line were as follows:

Fiscal Year (dollars in millions)                            1995       %          1994         %        1993       %
-----------------------------------------------------------------------------------------------------------------------
Stainless Steel                                          $1,223.6      81.9      $  834.0      77.5    $  892.3    81.1
Silicon Electrical Steel                                    147.2       9.9         141.5      13.1       156.0    14.2
Other Specialty Alloys                                      123.5       8.2         101.4       9.4        51.9     4.7
-----------------------------------------------------------------------------------------------------------------------
Total Net Sales                                          $1,494.3     100.0      $1,076.9     100.0    $1,100.2   100.0
=======================================================================================================================

Fiscal Year 1995 compared with Fiscal Year 1994

Net Sales
Net sales dollars increased 39% in 1995, while shipments increased 16% from 490,400 tons in 1994 to 566,500 tons in 1995. The results of the 1995 period reflected strong market demand for most of the Company's products and were favorably affected by improved prices, selling price surcharges to cover increased raw material costs, higher volume and improved product mix. The results of the 1994 period were adversely affected by the ten-week strike called by the United Steelworkers of America (USWA) in April 1994.
   Stainless steel sales increased 47% in 1995 as a result of increased shipments, higher prices, surcharges and improved product mix, including reduced shipments of lower priced commodity stainless steel for automotive exhaust systems. The increase in sales reflected an increase in demand for stainless steel products. In addition, the labor strike had an adverse effect on stainless steel sales in 1994 which was only partially offset by the inclusion of sales of plate mill plate products from the Washington Plant which was acquired in November 1993.
   Silicon electrical steel sales increased 4% in 1995 but shipments did not return to pre-strike levels. While prices for most silicon products increased in 1995, silicon sales continued to be depressed due to low demand and increased imports.
   Other specialty alloy sales increased 22% in 1995 due to higher prices, surcharges and increased shipments of most specialty alloy products.
   Export sales increased to $87 million in 1995 compared to $73 million in 1994.

Other Events
The Company has announced price increases of approximately 5% for stainless sheet, strip and plate effective with shipments on May 6, 1996. Raw material selling price surcharges continue to apply but the amount of the surcharges has declined consistent with reductions in raw material prices since the peak levels of 1995.
   Unplanned equipment outages in January 1996 caused the Company to lose approximately 11 days of production at its hot strip mill and approximately 10 days of production at its continuous caster. While finishing operations and shipments were not significantly affected by the outages, operating expenses were adversely affected in the early weeks of the first quarter of 1996.

                                      19                      1995 Annual Report

Cost and Expenses
Cost of products sold includes raw material costs, labor costs, energy costs (primarily electricity and natural gas), and other operating and support costs related to the manufacturing process. Cost of products sold as a percentage of sales decreased 6 percentage points in 1995 compared to 1994. The improvement in 1995 reflects higher sales levels and continued efforts to contain costs. Also, 1994 was adversely affected by the strike which resulted in lower sales without a corresponding reduction in fixed costs and the further negative cost effect of the hourly signing bonus under the new labor agreement and the related bonus for salaried employees.
   Raw material costs are the major component of cost of products sold and include expenditures for carbon and stainless steel scrap, nickel and nickel alloys, ferrochromium, ferrosilicon, molybdenum and molybdenum alloys, manganese and manganese alloys and other alloying materials. Raw material costs increased 32% in 1995 compared to 1994 on a per ton shipped basis, primarily due to higher scrap and nickel, ferrochromium and molybdenum prices, as well as a mix of higher alloy steels. Raw material costs in 1996 have declined from the peak levels of 1995.
   Labor costs per net ton shipped increased 3% in 1995 compared to 1994 primarily due to contractual increases resulting from the July 1994 labor contract and a shift in mix to higher cost products. In 1995, a new 4-year labor contract was signed which covers employees at the Washington Plant. The Company believes that the economic terms of this contract are comparable to those the USWA has negotiated with other steel companies.
   Energy costs per net ton shipped decreased 3.4% in 1995 compared to 1994 primarily due to lower unit rates for electricity and gas. The lower electricity rates are attributable to operating efficiencies at the Company's plants and the lower gas rates resulted from the Company's ability to negotiate favorable terms.
   Depreciation and amortization increased as a result of capital additions. Research, development and technology costs relate to efforts to develop new products and product applications, improved or new manufacturing methods, process improvements, quality assurance methods and cost reductions. The increase in 1995 reflected higher technical support of manufacturing processes due to increased production levels and higher expenses for incentive compensation plans based on Company financial results and common stock values. The Company believes that its investment in technology, research and development and technical services, as a percent of annual sales revenue, exceeds the level of investment by other companies in the steel industry.
   Commercial and administrative expenses include salaries and benefits of sales, executive and other non-manufacturing administrative personnel and related corporate support expenditures. The increase in 1995 was primarily due to higher expenses for incentive compensation plans based on Company financial results and common stock values. The Company's continued control over spending and realized synergies in the operation of the Washington Plant partially offset the increase in the 1995 fiscal year.
   Operating earnings from assets held for sale are attributable primarily to two non-specialty steel companies that were acquired in 1993 in connection with the acquisition of the Washington Plant. The results of these businesses have been included as a separate line item in the results of the Company's operations in 1995. These results reflect the Company's successful efforts to improve the productivity and reduce the costs of these businesses as well as strong market conditions. See "Financial Condition."
   Interest expense - net decreased in 1995 primarily due to increased interest income earned on higher cash balances in 1995.
   The income tax rate of 39.8% for 1995 compares to 44.7% for 1994. The lower 1995 rate reflects a reduction in Pennsylvania's effective tax rate. Also, the 1994 rate temporarily increased as a result of the low earnings caused by the effects of the strike coupled with the fixed amortization of cost in excess of net assets acquired which is not tax deductible.
   Extraordinary Loss on Early Retirement of Debt resulted from the extinguishment of $100 million of convertible subordinated debentures prior to maturity.

Fiscal Year 1994 compared with Fiscal Year 1993

Net Sales
Net sales dollars decreased 2% in 1994, while shipments decreased 5% to 490,400 tons compared to 518,000 tons in 1993. The labor strike called by the USWA caused the decrease in sales which was partially offset by the inclusion of sales from the Washington Plant which was acquired in the fourth quarter of 1993. The Washington Plant, which has a separate USWA labor agreement, continued to produce and ship plate mill plate products during the 1994 strike.
   Stainless steel sales decreased 6% in 1994. The decreases caused by the strike were only partially offset by sales from the Washington Plant. Sales also benefited from price increases that became effective on September 5, 1994. The United States domestic stainless steel industry experienced a record performance in shipments in 1994. Total shipments of U.S. domestic stainless sheet and strip, the Company's principal product lines, increased approximately 15% to 1,240,000 tons. The Company believes that the record U.S. consumption of stainless steel sheet, strip and plate products was the principal cause of this increase.

Allegheny Ludlum Corporation          20

   Silicon electrical steel sales decreased 9% in 1994 as a direct result of the strike. Over the past four years, silicon sales have declined due to lower demand and increased imports.
   Other specialty alloy sales increased 95% in 1994 due to the inclusion of tool steels and other alloy sales from the Washington Plant for the full year, as compared to the inclusion of such sales for only two months in 1993. Other specialty alloy sales also benefited from price increases that became effective in the fourth quarter of 1994.
   Export sales decreased to $73 million in 1994 from $79 million in 1993. The sales decline was primarily due to lower shipments caused by the strike and was partially offset by increased sales of higher priced Precision Rolled Strip/TM/ stainless steel and plate mill plate products.

Cost and Expenses
Cost of products sold as a percentage of sales increased 5 percentage points in 1994 compared to 1993. The increase was primarily caused by raw material price increases, reduced sales due to the strike and continuing fixed costs, the expense of the hourly signing bonus resulting from the new labor contract with the USWA and a bonus for salaried employees.
   Raw material costs increased 23% in 1994 compared to 1993 on a per net ton shipped basis, primarily due to higher scrap and nickel prices.
   Labor costs per net ton shipped increased 11% in 1994 compared to 1993 primarily as a result of the hourly signing bonus and contractual increases resulting from the July 1, 1994 labor contract and a shift in mix to higher cost products.
   Energy costs per net ton shipped increased 4.5% in 1994 compared to 1993 primarily as a result of higher unit prices for electricity.
   Depreciation and amortization increased due to capital additions and the inclusion of the assets of the Washington Plant and a full year's amortization expense for cost in excess of net assets acquired in the 1993 acquisition.
   Research, development and technology costs decreased in 1994 primarily due to the strike which resulted in lower technical support of manufacturing processes and lower expense for profit-related compensation plans. The Company's continued control over spending also contributed to the decrease in the 1994 fiscal year.
   Commercial and administrative expenses remained flat in 1994 compared to 1993 as the additional costs of the Washington Plant were offset by lower expense for profit-related compensation plans and the Company's continued control over spending during the 1994 fiscal year.
   Interest expense-net increased in 1994 as a result of lower interest income due to lower cash balances available resulting from the use of cash reserves during the strike.
   Loss or gain from the limited partnership investment reflected the recording of equity valuation decreases or increases for the partnership investment in a Code, Hennessey & Simmons limited partnership fund. At the end of the first quarter of 1994, the Company voluntarily contributed an investment in the limited partnership fund to an irrevocable trust established for the purpose of partially funding the retiree medical and insurance obligations the Company has to its employees represented by the USWA. The Company also contributed $5 million in cash and investments it had made in a second limited partnership fund, in the amount of $5.6 million, to the trust.
   Other income-net was particularly significant in 1993 due to the inclusion of a cash payment the Company received in 1993 in settlement of a lawsuit for patent infringement against Nippon Steel.
   The effective tax rate of 44.7% for 1994 compares to 40.5% for 1993. The increase was primarily a result of a decrease in the Pennsylvania corporate net income tax rate and the full year's amortization of cost in excess of net assets acquired which is not tax deductible. Since the Company has a deferred tax asset, the change in rate reduced the previously recorded deferred tax benefits and required the Company to record a one-time charge for additional tax expense of approximately $1 million in the second quarter of 1994.

Financial Condition
Cash generated from operations of $155.0 million and cash on hand of $11.2 million were used to repurchase $75.6 million of common stock, pay dividends of $33.9 million, invest $30.9 million in capital equipment and make $2.0 million in scheduled debt payments. In December 1995, the Company issued $150 million of 6.95% debentures due in 2025. A portion of the proceeds of the offering was used to extinguish $100 million of 5 7/8% convertible subordinated debentures due in 2002 and pay the related prepayment premium of $4.1 million. The Company ended the year with a cash balance of $70.9 million.
   Working capital of $270.8 million at December 31, 1995 compares to $225.4 million at the end of 1994. The current ratios for 1995 and 1994 were 2.5 and 2.3, respectively. The debt to capitalization ratio was 33% in 1995 compared to 27% in 1994. This change reflects the issuance of the new debentures and the extinguishment of the old debentures.
   In 1995, the Company entered into a new credit agreement with a group of banks which replaced the Company's 1990 credit agreement. The new credit agreement provides for unsecured borrowings of up to $100 million on a revolving credit basis and extends total maturities to three years. The Company believes that the new credit agreement provides more favorable and more flexible covenants and conditions than the 1990 agreement.

                                      21                      1995 Annual Report

   Capital expenditures for 1996 are expected to approximate $35 million including $9.3 million for environmental control equipment and facilities. The Company continues to believe that it will be able to meet the requirements of applicable environmental law while continuing its commitment to attractive new capital investments.
   In addition to the capital expenditure program, in 1994 the Company committed to invest $30 million in a second Code, Hennessy and Simmons limited partnership fund over a five year period. At December 31, 1995, $13.1 million of this commitment has been invested. All of this investment has been contributed to an irrevocable trust of the Company established for the purpose of partially funding certain retiree medical and insurance obligations. Returns from investments held in this trust are being recorded in accordance with FAS No. 106.
   Internally generated funds, the availability of borrowings from existing credit arrangements and current cash on hand should be adequate to meet foreseeable needs.
   The Company expects its deferred tax assets to be realized in future periods due to the reversal of other offsetting temporary tax differences and the favorable profitability outlook.
   Assets held for sale include assets net of liabilities and valuation reserves of Green River Steel Corporation and Reynolds Fasteners, Inc. which were acquired in 1993 in connection with the acquisition of the Washington Plant. Since these businesses do not meet the Company's strategic objectives, they have been held for sale. See "Operating earnings from assets held for sale" on page
20. In the first quarter of 1996 Reynolds Fasteners, Inc. was sold for $25 million in cash and the assumption of debt. The transaction did not have a significant impact on earnings.
   In 1995, the Company decreased the discount rates used in the estimates of its liabilities related to pensions and postretirement benefits from 8.0% to 7.0%. This change did not affect the cash flow of the Company and is not expected to have a material effect on operating results.

Other Matters
Although inflationary trends in recent years have been moderate, during the same period certain critical raw material costs have been volatile. The Company uses the last-in, first-out method of inventory accounting which reflects current costs in the cost of products sold. The Company considers these costs, the increasing costs of equipment and other costs in establishing its sales pricing policies and has instituted raw material surcharges to the extent permitted by competitive factors in the marketplace. The Company continues to emphasize cost containment in all aspects of its business.

Hedging
The Company uses derivative financial instruments from time-to-time to hedge ordinary business risks regarding foreign currencies on product sales and to partially hedge against volatile raw material cost fluctuations. The Company believes that adequate controls are in place to monitor these activities which are not financially material.

Accounting Pronouncements
FAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" and FAS No. 123, "Accounting for Stock-based Compensation" were issued in 1995. The statements are not expected to have a material impact on the Company. The Company intends to continue to account for stock-based compensation under Accounting Principles Board Opinion No. 25 as allowed by FAS No. 123.

Joint Venture
In February 1996, the Company announced the formation of a joint venture company in the People's Republic of China with Shanghai No. 10 Iron and Steel Works, for the production and sale of precision rolled stainless steel strip. The Company, which owns 60% of the joint venture, will provide technology, engineering, technical and management services. The joint venture company will be known as Shanghai STAL Precision Stainless Steel Limited Company. The new plant will be located in Shanghai to produce and sell up to 15,000 metric tonnes of the Company's Precision Rolled Strip/TM/ products. It is expected to be operational in late 1997.

Allegheny Ludlum Corporation          22

ALLEGHENY LUDLUM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME


(In thousands of dollars except per share amounts)
---------------------------------------------------------------------------------------------------------------------------
                                                                                     December 31,   January 1,   January 2,
                                                                                             1995         1995         1994
---------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                              $1,494,302   $1,076,871   $1,100,187
Costs and expenses:
     Cost of products sold                                                              1,173,374      915,039      877,662
     Research, development and technology                                                  46,180       36,545       41,901
     Commercial and administrative                                                         55,290       45,752       46,048
     Depreciation and amortization                                                         40,525       38,167       30,708
---------------------------------------------------------------------------------------------------------------------------
                                                                                        1,315,369    1,035,503      996,319
---------------------------------------------------------------------------------------------------------------------------
Income from Steel Operations                                                              178,933       41,368      103,868
Operating earnings from assets held for sale                                               11,536            _            _
Other income (expense):
     Interest expense - net                                                                (1,516)      (6,003)      (2,638)
     (Loss) gain from limited partnership                                                       _       (2,590)      15,740
     Other income - net                                                                     1,794          167        1,996
---------------------------------------------------------------------------------------------------------------------------
                                                                                           11,814       (8,426)      15,098
---------------------------------------------------------------------------------------------------------------------------
Income before Income Taxes and Extraordinary Loss                                         190,747       32,942      118,966
Income Taxes                                                                               75,952       14,730       48,206
---------------------------------------------------------------------------------------------------------------------------
Income before Extraordinary Loss                                                          114,795       18,212       70,760
Extraordinary Loss on Early Retirement of Debt,
     Net of Income Tax Benefit of $1,950                                                   (2,924)           _            _
---------------------------------------------------------------------------------------------------------------------------
Net Income                                                                             $  111,871   $   18,212   $   70,760
---------------------------------------------------------------------------------------------------------------------------
Per Common Share:
     Income before extraordinary loss                                                  $     1.66   $      .26   $     1.06
     Extraordinary loss                                                                      (.04)           _            _
---------------------------------------------------------------------------------------------------------------------------
     Net Income                                                                        $     1.62   $      .26   $     1.06
---------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                      23                      1995 Annual Report

ALLEGHENY LUDLUM CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands of dollars)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                  December 31,   January 1,
                                                                                                          1995         1995
---------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
     Cash and cash equivalents                                                                      $   70,913   $   11,185
     Trade receivables, less allowances for doubtful accounts of $3,873 and $3,715                     137,016      141,042
     Inventories                                                                                       236,459      232,379
     Prepaid expenses and other current assets                                                           9,886       11,035
---------------------------------------------------------------------------------------------------------------------------
         Total Current Assets                                                                          454,274      395,641
Properties, plants and equipment - net                                                                 451,623      464,977
Cost in excess of net assets acquired                                                                  130,103      133,862
Deferred income taxes                                                                                   44,670       49,027
Assets held for sale                                                                                    46,477       37,738
Other assets                                                                                            17,125       13,453
---------------------------------------------------------------------------------------------------------------------------
         Total Assets                                                                               $1,144,272   $1,094,698
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
     Current portion of long-term debt                                                              $    1,941   $    1,993
     Accounts payable                                                                                   93,464       96,417
     Accrued compensation and benefits                                                                  60,892       46,115
     Deferred income taxes                                                                               8,962        5,527
     Income taxes                                                                                        3,935        1,596
     Other accrued expenses                                                                             14,293       18,632
---------------------------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                                                         183,487      170,280
Long-term debt, less current portion                                                                   181,157      133,097
Pensions                                                                                               105,699      135,758
Postretirement benefit liability                                                                       265,559      267,136
Other                                                                                                   32,922       26,721
---------------------------------------------------------------------------------------------------------------------------
         Total Liabilities                                                                             768,824      732,992
---------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity:
      Preferred stock, par value $1: authorized--50,000,000 shares; issued--none
      Common stock, par value $.10: authorized--250,000,000 shares;
        issued--72,878,242 shares (outstanding--67,106,871 and 70,650,571 shares)                        7,288        7,288
      Additional capital                                                                               271,473      270,571
      Retained earnings                                                                                214,128      136,027
      Equity adjustment related to minimum liability for pension plans                                 (14,727)     (20,682)
      Common stock in treasury at cost--5,771,371 and 2,227,671 shares                                (102,714)     (31,498)
---------------------------------------------------------------------------------------------------------------------------
         Total Shareholders' Equity                                                                    375,448      361,706
---------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                                          $1,144,272   $1,094,698
---------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


Allegheny Ludlum Corporation          24

ALLEGHENY LUDLUM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS


(In thousands of dollars)
---------------------------------------------------------------------------------------------------------------------------
                                                                                     December 31,   January 1,   January 2,
Fiscal Year Ended                                                                            1995         1995         1994
---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                          $  111,871   $   18,212   $   70,760
   Adjustments to reconcile net income to cash flow from
   operating activities:
     Depreciation and amortization                                                         40,525       38,167       30,708
     Loss (gain) from limited partnership                                                       _        2,590      (15,740)
     Deferred taxes                                                                         3,485        3,141       (3,143)
     Net reinvested earnings of assets held for sale                                       (8,739)           _            _
     Extraordinary loss on early retirement of debt                                         2,924            _            _
   Change in operating assets and liabilities:
     Long-term pension liability                                                          (19,330)     (13,385)     (10,840)
     Long-term postretirement liability                                                    (1,577)       2,876)      18,236
     Deferred employee benefits                                                             6,611       (3,118)       4,185
     Trade receivables                                                                      4,026      (30,080)         359
     Inventories                                                                           (4,080)      22,385       15,441
     Trade payables                                                                        (2,953)      12,665        1,047
     Income taxes payable                                                                   3,525       (5,566)      (5,191)
     Net change in other current assets and current liabilities                            19,493      (14,036)        (541)
   Other changes                                                                             (738)       7,343          529
---------------------------------------------------------------------------------------------------------------------------
        Cash Flows From Operating Activities                                              155,043       41,194      105,810
Cash flows from investing activities:
   Purchases of properties, plants and equipment                                          (30,863)     (52,738)     (50,446)
   Disposals of properties, plants and equipment                                            1,148          235          242
   Sales of short-term investments                                                              _       50,466       21,649
   Increase in limited partnership investment                                                   _            _       (5,437)
   Limited partnership distribution                                                           346            _       22,822
   Increase in notes receivable                                                            (1,175)        (160)        (892)
   Payments related to the 1993 acquisition primarily debt payment                              _      (25,000)     (57,800)
---------------------------------------------------------------------------------------------------------------------------
        Cash Used by Investing Activities                                                 (30,544)     (27,197)     (69,862)
Cash flows from financing activities:
   Issuance of debentures                                                                 150,000            _            _
   Payments on long-term debt                                                            (101,992)      (6,938)      (7,495)
   Dividends paid                                                                         (33,893)     (33,993)     (31,571)
   Purchases of treasury stock                                                            (75,562)     (10,910)      (1,307)
   Debt prepayment premium                                                                 (4,110)           _            _
   Employee stock plans                                                                       786          922        1,095
---------------------------------------------------------------------------------------------------------------------------
        Cash Used by Financing Activities                                                 (64,771)     (50,919)     (39,278)
---------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                                           59,728      (36,922)      (3,330)
Balance of cash and cash equivalents at beginning of year                                  11,185       48,107       51,437
---------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                               $   70,913   $   11,185   $   48,107
---------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                      25                      1995 Annual Report

ALLEGHENY LUDLUM CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Summary of Significant Accounting Policies

Nature of Business
The Company is one of the world's leading manufacturers of specialty materials and one of the largest domestic producers of stainless steel. The Company manufactures stainless steel sheet, strip, plate, foil, welded tubing and stampings; silicon electrical steel sheet and strip; and other specialty steel and specialty metals alloys, including tool steels, magnetic, thermostatic and electronic sheet and strip, and high-temperature alloys. Common end uses of specialty steel include automobiles, appliances, communications and electronics equipment, marine equipment, electric power generating and distribution equipment, environmental equipment, home utensils and cutlery, construction products, tools, dies, food and chemical processing equipment, medical and health equipment and aircraft and defense equipment. The Company's products are sold worldwide.

Estimates
The use of estimates is inherent in the preparation of financial statements in conformity with generally accepted accounting principles.

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

Inventories
Inventories are valued at the lower of cost or market. Cost for most inventories is determined by the last-in, first-out (LIFO) method. Inventories not on LIFO (1995 - $24,588,000; 1994 - $25,031,000) are determined using the average cost method.

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

Reclassifications
Certain amounts in the prior year financial statements have been reclassified to conform to the 1995 presentation.

Net Income per Share of Common Stock
Net income per share is based upon the weighted average number of shares of common stock outstanding. The weighted average number of shares was 69,246,949 for the fiscal year ended December 31, 1995, 70,827,362 for the fiscal year ended January 1, 1995 and 66,614,353 for the fiscal year ended January 2, 1994.

Accounting Pronouncements
FAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of" and FAS No. 123, "Accounting for Stock-based Compensation" were issued in 1995. The statements are not expected to have a material impact on the Company. The Company intends to continue to acount for stock-based compensation under Accounting Principles Board Opinion No. 25 as allowed by FAS No. 123.

Allegheny Ludlum Corporation          26

Note 2 - Inventories


(In thousands of dollars)
                                                                                                  December 31,   January 1,
                                                                                                          1995         1995
---------------------------------------------------------------------------------------------------------------------------
Raw materials                                                                                       $   63,994   $   52,332
Work-in-process and finished products                                                                  249,139      213,282
Supplies                                                                                                16,515       16,048
---------------------------------------------------------------------------------------------------------------------------
Total inventories at current cost                                                                      329,648      281,662
Less allowance to reduce current cost values to LIFO basis                                              93,189       49,283
---------------------------------------------------------------------------------------------------------------------------
Total Inventories                                                                                   $  236,459   $  232,379
---------------------------------------------------------------------------------------------------------------------------

  Certain LIFO inventory quantities were reduced, resulting in a liquidation of items carried at costs that prevailed in prior years. The effect of the liquidations was to increase net income by approximately $32,000, $543,000 and $1,531,000 in 1995, 1994 and 1993, respectively.
  The Company enters into raw material (principally nickel) future contracts from time to time to hedge its exposure to price fluctuations. Gains and losses on hedged contracts are deferred and recognized in cost of sales upon expiration of the hedged period. These contracts are not significant to the Company's total raw material purchases and are not material from a financial point of view.

Note 3 - Properties, Plants and Equipment


(In thousands of dollars)
                                                                                                  December 31,   January 1,
                                                                                                          1995         1995
---------------------------------------------------------------------------------------------------------------------------
Land                                                                                                $    8,267   $    8,220
Buildings                                                                                               65,174       64,679
Machinery and equipment                                                                                612,729      591,277
---------------------------------------------------------------------------------------------------------------------------
                                                                                                       686,170      664,176
Less allowance for depreciation and amortization                                                       234,547      199,199
---------------------------------------------------------------------------------------------------------------------------
Total Properties, Plants and Equipment                                                              $  451,623   $  464,977
---------------------------------------------------------------------------------------------------------------------------

Note 4 - Credit Agreement and Long-Term Debt

Credit Agreement
The Company's credit agreement with a group of banks provides for borrowings of up to $100,000,000 on a revolving credit basis. Interest is payable at prime or other alternative interest rate bases, at the Company's option. The annual facility fee is 1/8%. The revolving credit facility was not used in 1995.
  The credit agreement has various covenants which limit the Company's ability to dispose of properties and merge with another corporation. The Company is also required to maintain certain financial ratios as defined in the agreement which can also limit the amount of dividend payments and share repurchases. Under the most restrictive requirement, 100% of retained earnings are currently free of restrictions pertaining to cash dividend distributions and share repurchases. Borrowings outstanding under the credit agreement are unsecured.

Debentures
In December of 1995, the Company issued $150 million of 6.95% debentures due December 15, 2025. In December of 1995, a portion of the proceeds from this issue was used to extinguish the Company's $100 million of 5 7/8% convertible subordinated debentures, which were scheduled to mature in 2002, at a call price of 104.11%. This transaction resulted in an extraordinary loss on early retirement of debt of $2,924,000 net of income tax benefit of $1,950,000.

Other
The industrial revenue bonds and capital lease obligations consist of 11 separate issues at December 31, 1995. Nine issues (aggregating $23,046,000) have an average interest rate of 4.8%, and two issues ($10,052,000) have variable interest rates, ranging from 2.50% to 6.3%. The average interest rate for all outstanding issues was 4.8% in 1995, 4.8% in 1994 and 4.6% in 1993. The variable rate obligations are subject to remarketing agreements, which provide that the bondholder may present the bonds to a remarketing agent for purchase prior to the stated maturity date. Bonds presented to the remarketing agent are then resold in the bond market.

                                      27                      1995 Annual Report

  Long-term debt consists of the following:

                                                                                                  December 31,   January 1,
(In thousands of dollars)                                                                                 1995         1995
---------------------------------------------------------------------------------------------------------------------------
6.95% debentures due 2025                                                                           $  150,000   $        _
5 7/8% convertible subordinated debentures due 2002                                                          _      100,000
Industrial revenue bonds due 1996 through 2007                                                          17,963       19,425
Capital lease obligations under industrial revenue bonds
     due 1996 through 2007                                                                              15,135       15,665
---------------------------------------------------------------------------------------------------------------------------
                                                                                                       183,098      135,090
Less current portion                                                                                     1,941        1,993
---------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                                $  181,157   $  133,097
---------------------------------------------------------------------------------------------------------------------------

  Properties, plants and equipment include the following amounts for leases that have been capitalized:


                                                                                                  December 31,   January 1,
(In thousands of dollars)                                                                                 1995         1995
---------------------------------------------------------------------------------------------------------------------------
Land and buildings                                                                                  $    2,693   $    2,693
Machinery                                                                                               18,054       18,054
---------------------------------------------------------------------------------------------------------------------------
                                                                                                        20,747       20,747
Less allowance for amortization                                                                         10,368        9,218
---------------------------------------------------------------------------------------------------------------------------
Total leases                                                                                        $   10,379   $   11,529
---------------------------------------------------------------------------------------------------------------------------

  Amortization of leased assets is included in depreciation and amortization expense.
  Scheduled maturities of all long-term obligations for the five years succeeding December 31, 1995 are $1,941,000 in 1996, $1,914,000 in 1997,
$1,974,000 in 1998, $1,499,000 in 1999 and $1,320,000 in 2000.
  Interest expense was $8,260,000 in 1995, $8,515,000 in 1994 and $8,668,000 in
1993. Interest and commitment fees paid amounted to $9,630,000 in 1995, $8,448,000 in 1994 and $8,149,000 in 1993.

Note 5 - Pension Plans and Other Postemployment Benefits

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

                                                                                                  December 31,   January 1,
(In thousands of dollars)                                                                                 1995         1995
---------------------------------------------------------------------------------------------------------------------------
Actuarial present value of accumulated benefit obligations, including
     vested benefits of $570,243 in 1995 and $507,565 in 1994                                       $  608,300   $  535,057
---------------------------------------------------------------------------------------------------------------------------
Actuarial present value of projected benefit obligations for services
     rendered to date                                                                                  673,824      600,668
Less plan assets at fair value, primarily listed stocks, government
     securities and pooled investment funds                                                            504,519      393,048
---------------------------------------------------------------------------------------------------------------------------
Projected Benefit Obligations in Excess of Plan Assets                                                 169,305      207,620
Unrecognized net loss from past experience different from assumed                                      (49,666)     (60,651)
Unrecognized prior service costs                                                                       (47,972)     (48,518)
Additional minimal liability                                                                            34,032       44,761
---------------------------------------------------------------------------------------------------------------------------
Pension Liabilities                                                                                  $ 105,699     $143,212
---------------------------------------------------------------------------------------------------------------------------


Allegheny Ludlum Corporation          28

  Pension liabilities are included in the balance sheets as follows:

                                                                                                  December 31,   January 1,
(In thousands of dollars)                                                                                 1995         1995
---------------------------------------------------------------------------------------------------------------------------
Accrued compensation and benefits                                                                   $        -   $    7,454
Pensions                                                                                               105,699      135,758
---------------------------------------------------------------------------------------------------------------------------
Total Pension Liabilities                                                                           $  105,699   $  143,212
---------------------------------------------------------------------------------------------------------------------------

  A summary of the net pension cost for the defined benefit pension plans is as follows:


(In thousands of dollars)                                                                    1995         1994         1993
---------------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the period                                       $    6,506   $    7,520   $    4,751
Interest cost on projected benefit obligations                                             46,101       40,150       33,916
Actual return on plan assets                                                             (111,014)       3,674      (28,935)
Net amortization and deferral                                                              82,377      (35,803)       1,058
---------------------------------------------------------------------------------------------------------------------------
Net Pension Cost                                                                       $   23,970   $   15,541   $   10,790
---------------------------------------------------------------------------------------------------------------------------

  The average discount rate used in determining the actuarial present value of the projected benefit obligations was 7.0% in 1995 and 8.0% in 1994. The rates of increase of future years' compensation levels ranged from 3% to 4% in 1995, 1994 and 1993. The expected long-term rate of return on plan assets was 9% in 1995, 1994 and 1993.
  On November 10, 1988, the Board of Directors amended the salaried defined benefit pension plan to provide that no benefits would accrue thereunder on or after January 1, 1989. At the same time, the Board also adopted, effective January 1, 1989, a defined contribution plan. Pension costs for this plan were $5,780,000 in 1995, $5,165,000 in 1994 and $4,746,000 in 1993.
  The Company has guaranteed employees who meet certain age and service criteria that at retirement their aggregate benefit from the salaried defined benefit pension plan and the defined contribution plan will not be less than the benefit which would have been payable from the salaried defined benefit pension plan if such plan had not been amended.

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

                                                                                           Health         Life
(In thousands of dollars)    December 31, 1995                                               Care    Insurance        Total
---------------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO):
     Retirees                                                                          $  186,932   $   15,486   $  202,418
     Fully eligible active participants                                                    61,481        3,906       65,387
     Other active participants                                                            115,027        4,561      119,588
---------------------------------------------------------------------------------------------------------------------------
                                                                                          363,440       23,953      387,393
     Less plan assets at fair value, primarily investment
       in limited partnership funds                                                        45,645            -       45,645
---------------------------------------------------------------------------------------------------------------------------
     Accumulated postretirement benefit obligations
       in excess of plan assets                                                           317,795       23,953      341,748
     Unrecognized net gain                                                                (52,853)      (2,149)     (55,002)
     Unrecognized prior service cost                                                      (21,167)         (20)     (21,187)
---------------------------------------------------------------------------------------------------------------------------
     Accrued postretirement benefit cost                                               $  243,775   $   21,784   $  265,559
---------------------------------------------------------------------------------------------------------------------------

                                      29                      1995 Annual Report

                                                                                           Health         Life
(In thousands of dollars)    January 1, 1995                                                 Care    Insurance        Total
---------------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO):
     Retirees                                                                          $  159,089   $   13,731   $  172,820
     Fully eligible active participants                                                    44,560        3,106        7,666
     Other active participants                                                             88,613        3,686       92,299
---------------------------------------------------------------------------------------------------------------------------
                                                                                          292,262       20,523      312,785
     Less plan assets at fair value, primarily investment
       in limited partnership funds                                                        31,834            -       31,834
---------------------------------------------------------------------------------------------------------------------------
     Accumulated postretirement benefit obligations
       in excess of plan assets                                                           260,428       20,523      280,951
     Unrecognized net gain                                                                  4,511          295        4,806
     Unrecognized prior service cost                                                      (18,742)         121      (18,621)
---------------------------------------------------------------------------------------------------------------------------
     Accrued postretirement benefit cost                                               $  246,197   $   20,939   $  267,136
---------------------------------------------------------------------------------------------------------------------------

  The Company's Chairman serves on the advisory boards of the limited partnership funds.
  The discount rate used in determining the APBO was 7.0% at December 31, 1995 and 8.0% at January 1, 1995. The expected long-term rate of return on plan assets ranged from 9% to 15% in 1995 and 15% in 1994.
  Net postretirement benefit expenses included the following components:

                                                                                           Health         Life
(In thousands of dollars)    1995                                                            Care    Insurance        Total
---------------------------------------------------------------------------------------------------------------------------
     Service cost                                                                      $    5,857   $      256   $    6,113
     Interest cost                                                                         22,124        1,509       23,633
     Actual return on plan assets                                                            (419)           -         (419)
     Net amortization and deferral                                                         (1,751)          12       (1,739)
---------------------------------------------------------------------------------------------------------------------------
     Net periodic postretirement benefit expense                                       $   25,811   $    1,777   $   27,588
---------------------------------------------------------------------------------------------------------------------------

                                                                                           Health         Life
(In thousands of dollars)    1994                                                            Care    Insurance        Total
---------------------------------------------------------------------------------------------------------------------------
     Service cost                                                                      $    6,230   $      263   $    6,493
     Interest cost                                                                         19,390        1,498       20,888
     Actual return on plan assets                                                          (1,516)           -       (1,516)
     Net amortization and deferral                                                             47           77          124
---------------------------------------------------------------------------------------------------------------------------
     Net periodic postretirement benefit expense                                       $   24,151   $    1,838   $   25,989
---------------------------------------------------------------------------------------------------------------------------

                                                                                           Health         Life
(In thousands of dollars)    1993                                                            Care    Insurance        Total
---------------------------------------------------------------------------------------------------------------------------
     Service cost                                                                      $    4,700   $      206   $    4,906
     Interest cost                                                                         18,679        1,424       20,103
---------------------------------------------------------------------------------------------------------------------------
     Net periodic postretirement benefit expense                                       $   23,379   $    1,630   $   25,009
---------------------------------------------------------------------------------------------------------------------------

  The annual assumed rate of increase in the per capita cost of covered benefits (the health care cost trend rate) for health care plans is 10.3% for 1996 and is assumed to decrease to 5.25% by 2002 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. If the assumed health care cost trend rates were increased by one percentage point in each year, this would increase the APBO for health care plans as of December 31, 1995 by $54,976,000 and the aggregate of service and interest cost components of net periodic postretirement benefit expense for 1995 by $4,416,000.
  The actual cash payments of retiree health care and life insurance benefits totaled approximately $15,870,000 in 1995, $13,064,000 in 1994 and $9,295,000 in
1993.

Allegheny Ludlum Corporation          30

Note 6 - Shareholders' Equity


                                                                         Common        Additional     Retained     Treasury
(In thousands of dollars except per share amounts)                        Stock           Capital     Earnings       Shares
---------------------------------------------------------------------------------------------------------------------------
Balance at January 3, 1993                                               $    6,772    $  160,876   $  113,169   $  (23,873)
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                                              70,760
Dividends on common stock at $.47 per share                                                            (31,571)
Common stock issued                                                             516       107,746
Employee stock plans                                                                          490         (100)       2,297
Purchase of 65,500 treasury shares at cost                                                                           (1,307)
---------------------------------------------------------------------------------------------------------------------------
Balance at January 2, 1994                                                    7,288       269,112      152,258      (22,883)
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                                              18,212
Dividends on common stock at $.48 per share                                                            (33,993)
Employee stock plans                                                                        1,459         (450)       2,295
Purchase of 571,300 shares at cost                                                                                  (10,910)
---------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995                                                    7,288       270,571      136,027      (31,498)
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                                             111,871
Dividends on common stock at $.49 per share                                                            (33,893)
Employee stock plans                                                                          902          123        4,346
Purchase of 3,826,900 treasury shares at cost                                                                       (75,562)
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                             $    7,288    $  271,473   $  214,128   $ (102,714)
---------------------------------------------------------------------------------------------------------------------------

Preferred Stock
The authorized preferred stock may be issued in one or more series, with designations, powers and preferences as shall be designated by the Board of Directors. At December 31, 1995, there were no shares of preferred stock issued.

Common Stock
The Board of Directors adopted and the shareholders approved the 1987 Stock Option Incentive Plan ("Plan") in March, 1987. The Plan, which expires January 1, 1997, provides for the granting of stock options and stock appreciation rights ("Awards") of up to 2,700,000 shares of common stock to key employees.
  Awards may be granted under the Plan at a price not less than the fair market value of the stock as determined by the Personnel and Compensation Committee ("Committee") on the date the Awards are granted. Awards will not be immediately exercisable and vesting of the Awards will be established at the date of each grant but generally will not be more rapid than the rate of one-third of the number of shares in the third, fourth, and fifth years following the date of the Award.
  Transactions under the Plan are summarized as follows:

                                                                                                     Stock
                                                                                              Appreciation
                                                                            Stock Options           Rights      Price Range
---------------------------------------------------------------------------------------------------------------------------
Balance at January 3, 1993                                                        999,152           11,250
Granted                                                                           620,400                -      $     22.94
Exercised                                                                        (153,489)         (11,250)      8.33-11.08
Cancelled                                                                         (14,601)               -            10.75
---------------------------------------------------------------------------------------------------------------------------
Balance at January 2, 1994                                                      1,451,462                -
Granted                                                                            33,068                -            19.88
Exercised                                                                        (119,731)               -       8.33-11.88
Cancelled                                                                         (44,935)               -      10.75-22.94
---------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995                                                      1,319,864                -
Granted                                                                            13,801                -            17.00
Exercised                                                                        (109,025)               -       8.33-11.08
Cancelled                                                                         (23,067)               -      10.75-22.94
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                                    1,201,573                -     $ 8.33-22.94
---------------------------------------------------------------------------------------------------------------------------

  At December 31, 1995 there were 579,704 options for shares exercisable under the Plan.

                                      31                      1995 Annual Report

  In March 1987, the Board of Directors adopted and the shareholders approved a Performance Share Plan for Key Employees, which provides that the Chief Executive Officer may establish certain performance objectives for a period established by the Board. The Committee, with the advice of the Chief Executive Officer, may grant performance units payable in common stock and/or cash to key employees. Up to 900,000 shares of common stock were reserved for the Plan. Upon full or partial achievement of the performance objectives for the period, the full or partial dollar amount and/or number of shares of common stock credited to an employee's account will be distributed to the employee in three equal annual installments.
  A three-year award period under the Performance Share Plan began in 1991 and 97% of the performance objectives to be achieved during this award period were achieved. Payments equal to 92.5% of the base value of awarded units began in 1994 and ended in February 1996. Forty-three participants held an aggregate of 69,050 performance units. The base value of each unit consisted of $50 in cash and four shares of common stock.
  In November 1994, the Board of Directors established the 1995-1996 award period under the Performance Share Plan and the performance objectives to be achieved during the 1995-1996 award period were set. Forty-five employees hold an aggregate of 76,000 performance units for the 1995-1996 award period. The base value of each unit consists of $50 in cash and four shares of common stock.
  In 1994, the Board of Directors adopted and the shareholders approved a Stock Acquisition and Retention Plan. The plan provides participating officers with an opportunity to purchase additional shares of common stock directly from the Company and provides for the grant of one share of restricted stock for each two shares purchased under the plan and one share of restricted stock for each two shares of common stock already owned by a participant that are designated as subject to the plan. In general, the restricted shares will vest only if the participant retains the shares that are purchased and/or designated by the participant as subject to the plan for five years. The expense related to the plan is being recognized over the vesting period. A maximum of 1,000,000 shares is available for issuance under the plan. In 1995, 60,238 restricted shares of common stock were issued under the plan and in 1994 17,681 restricted shares were issued under the plan.
  In 1993, the Board of Directors adopted and the shareholders approved a Director Share Incentive Plan, which provides for the annual delivery to non-employee directors of the Company of shares of common stock (rounded to the nearest whole share) with a fair market value equal to $5,000. A total of 200,000 shares have been reserved for the plan. Pursuant to the plan, on January 3, 1995, each of the Company's eleven non-employee directors received 268 shares of common stock and on January 2, 1996, each of the Company's twelve non-employee directors received 267 shares of common stock.

Note 7 - Fair Values of Financial Instruments

Fair Values of Financial Instruments
The following methods and assumptions were used to estimate the fair value of financial instruments.

  Cash and cash equivalents
  The carrying amount approximates fair value because of the short maturity of those instruments.

  Debentures
  The fair values of the 6.95% debentures and 5 7/8% convertible subordinated debentures are based on quoted market prices.

  Long-term debt
  The fair values of long-term debt obligations are established from the market value of each issue if available or from market values of similar issues.

Allegheny Ludlum Corporation          32

  The carrying amounts and fair values of the Company's financial instruments are as follows:


                                                                   December 31, 1995                 January 1, 1995
(In thousands of dollars)                                    Carrying Amount    Fair Value    Carrying Amount    Fair Value
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                        $ 70,913         $ 70,913        $ 11,185        $ 11,185
6.95% debentures in 1995 and 5 7/8% convertible subordinated
 debentures in 1994                                               150,000          150,000         100,000         100,050
Long-term debt                                                     33,098           33,110          35,090          34,133
---------------------------------------------------------------------------------------------------------------------------

Note 8 - Taxes on Income

Income taxes (credits) consist of the following:


(In thousands of dollars)                                                                    1995         1994         1993
---------------------------------------------------------------------------------------------------------------------------
Current:
   Federal                                                                             $   60,143   $    9,411   $   40,653
   State                                                                                   12,324        2,178       10,696
---------------------------------------------------------------------------------------------------------------------------
     Subtotal current expense                                                              72,467       11,589       51,349
---------------------------------------------------------------------------------------------------------------------------
Deferred:
   Federal                                                                                  1,390          571       (1,828)
   State                                                                                    2,095        2,570       (1,315)
---------------------------------------------------------------------------------------------------------------------------
     Subtotal deferred expense                                                              3,485        3,141       (3,143)
---------------------------------------------------------------------------------------------------------------------------
Total income tax expense                                                               $   75,952   $   14,730   $   48,206
---------------------------------------------------------------------------------------------------------------------------
Income taxes paid                                                                      $   69,642   $   14,385   $   56,649
---------------------------------------------------------------------------------------------------------------------------

  The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate:


Percent of pretax income                                                                     1995         1994         1993
---------------------------------------------------------------------------------------------------------------------------
Federal tax rate                                                                            35.0%        35.0%        35.0%
   State and local income taxes, net of federal tax benefit                                  4.9          9.4          5.1
   Amortization of cost in excess of net assets acquired                                      .6          3.8            -
   Other                                                                                     (.7)        (3.5)         0.4
---------------------------------------------------------------------------------------------------------------------------
Total effective income tax rate                                                             39.8%        44.7%        40.5%
---------------------------------------------------------------------------------------------------------------------------

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

                                      33                      1995 Annual Report

  The categories of assets and liabilities which have resulted in differences in the timing of the recognition of income and/or expense are as follows:


Deferred Tax Assets
(In thousands of dollars)                                                                                 1995         1994
---------------------------------------------------------------------------------------------------------------------------
Postretirement benefits other than pensions                                                           $104,553     $107,284
Deferred compensation and other benefit plans                                                           60,238       71,604
Other items                                                                                             19,733       18,524
---------------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                                              184,524      197,412

Deferred Tax Liabilities
---------------------------------------------------------------------------------------------------------------------------
Basis of property, plant and equipment - net                                                           109,046      113,212
Inventory valuation - net                                                                               28,153       28,175
Other items                                                                                             11,617       12,525
---------------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                                         148,816      153,912
---------------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                                                $ 35,708     $ 43,500
---------------------------------------------------------------------------------------------------------------------------

Note 9 - Supplemental Operating Information

Export sales were $87,000,000 in 1995, $73,000,000 in 1994 and $79,000,000 in
1993.
  Direct research and development expenditures aggregated $9,171,000 in 1995, $8,238,000 in 1994 and $9,170,000 in 1993. "Research, development and technology" in the income statement covers a broad range of activities throughout the Company.
  Approximately 70% of the Company's workforce are covered by various union contracts. None of the contracts expire within one year.

Note 10 - Litigation

As previously disclosed, the Company is a defendant in a case filed in 1989 by Allegheny International, Inc. in the United States District Court for the Western District of Pennsylvania which is being pursued by Sunbeam Corporation. The case involves a claim to recover a $5.5 million refund received by the Company in 1989 with respect to a federal income tax overpayment, plus interest. Immediately prior to the commencement of the trial of the case, Sunbeam withdrew with prejudice its related claims for reimbursement of various alleged insurance coverage costs in the amount of $.5 million plus interest. In August 1995, a jury verdict in favor of the Company was entered in this case which Sunbeam has appealed. The Company is vigorously defending the favorable decision.
  As previously announced, in June 1995, the U.S. Department of Justice commenced an action against the Company in the United States District Court for the Western District of Pennsylvania, asserting, in 64 claims, multiple violations of the federal Clean Water Act occurring at various times since 1987. The complaint seeks injunctive relief and assessment of penalties of up to $25,000 per day of violation. While it is too early to predict the outcome of the case, the Company believes that any costs or penalties should not be material to the financial condition of the Company or its results of operation.
  In addition, the Company is involved in various lawsuits from time to time arising in the ordinary course of business and otherwise. In management's opinion, the outcome of these matters will not have a material adverse affect on the Company's financial statements.

Note 11 - Acquisition

On November 10, 1993, the Company completed the acquisition of the stock of Athlone Industries, Inc. Athlone, through its subsidiary, Jessop Steel Company, was primarily a manufacturer of specialty steels in plate form. The Company issued 5,153,376 shares of common stock in the transaction. The transaction is being accounted for as a purchase. The excess of the purchase price paid over the value of net assets acquired is being amortized over 40 years on a straight-line basis. Accumulated amortization was $7,656,000 and $4,224,000 at December 31, 1995 and January 1, 1995, respectively.

Allegheny Ludlum Corporation          34

  Pro forma results, as if the transaction were completed at the beginning of 1993, are as follows:

Sales                                 $1,215,039,000
Net income                                77,126,000
Earnings per share                    $         1.09

The pro forma presentation is not necessarily indicative of either the results of operations that would have occurred had the acquisition taken place at the beginning of 1993 or of future results of the combined companies.
  In addition to Jessop Steel, the Company acquired Green River Steel Corporation and Reynolds Fasteners, Inc., as part of the Athlone acquisition. The Company has determined that these businesses do not meet its strategic objectives and decided that they would be held for sale. The recorded value for assets held for sale represents management's estimate of net realizable value and includes a reserve for estimated losses until disposition which is not material in relation to the Company's results of operations. Net income for these companies in the amount of $3,603,000, which resulted from the Company's successful efforts to improve the productivity and reduce the costs of these businesses, was excluded from the Company's 1994 results. In 1996, Reynolds Fasteners, Inc. was sold. The sale will not have a significant effect on the Company's results of operation.
  Cash flows for 1994 and 1993 do not include non-cash items related to the acquisition.

Note 12 - Quarterly Data (Unaudited)


(In thousands of dollars except per share amounts)                                          Fiscal Quarter Ended
-------------------------------------------------------------------------------------------------------------------------------
Fiscal 1995                                                                      April 2       July 2    October 1  December 31
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                    $   395,332  $   390,468  $   373,631  $   334,871
Cost of products sold                                                            313,742      301,306      288,985      269,341
Operating income                                                                  46,474       53,142       48,461       30,856
Income before extraordinary loss                                                  28,854       34,470       30,119       21,352
Extraordinary loss on early retirement of debt                                         -            -            -       (2,924)
Net income                                                                        28,854       34,470       30,119       18,428
Net income per share:
  Primary
    Income before extraordinary loss                                         $       .41  $       .49  $       .44  $       .32
    Extraordinary loss                                                                 -            -            -         (.04)
    Net income                                                               $       .41  $       .49  $       .44  $       .28
  Fully diluted                                                              $       .39  $       .47  $       .42  $       .28
Weighted average common shares
  outstanding                                                                 70,567,973   69,959,030   68,963,949   67,495,993
-------------------------------------------------------------------------------------------------------------------------------


(In thousands of dollars except per share amounts)                                          Fiscal Quarter Ended
-------------------------------------------------------------------------------------------------------------------------------
Fiscal 1994                                                                      April 3   July 3 (1)    October 2    January 1
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                    $   313,932  $   172,187  $   262,255  $   328,497
Cost of products sold                                                            245,717      191,283      211,720      266,319
Operating income (loss)                                                           35,747      (49,413)      20,913       34,121
Net income (loss)                                                                 18,118      (29,179)      10,328       18,945
Net income (loss) per share:
  Primary                                                                    $       .26  $      (.41)  $      .14  $       .27
  Fully diluted                                                              $       .25  $      (.41)  $      .14  $       .26
Weighted average common shares
  outstanding                                                                 70,938,937   70,792,035   70,787,897   70,790,579
-------------------------------------------------------------------------------------------------------------------------------

(1) The USWA called a strike in the second quarter which lasted 10 weeks.

                                      35                      1995 Annual Report

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
Allegheny Ludlum Corporation

We have audited the accompanying consolidated balance sheets of Allegheny Ludlum Corporation and subsidiaries as of December 31, 1995 and January 1, 1995, and the related consolidated statements of income and cash flows for each of the three fiscal years in the period ended December 31, 1995. These financial statements are the responsibility of Allegheny Ludlum Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.
  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
  In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allegheny Ludlum Corporation and subsidiaries at December 31, 1995 and January 1, 1995, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP


Pittsburgh, Pennsylvania
January 30, 1996


Allegheny Ludlum Corporation          36

SELECTED FINANCIAL DATA


(In millions of dollars except
per share amounts)                            1995 (1)   1994 (2)   1993 (3)       1992      1991*      1990*      1989*      1988*
------------------------------------------------------------------------------------------------------------------------------------

For Fiscal Year
Income statement data:
  Net sales                                   $1,494.3   $1,076.9   $1,100.2   $1,036.0   $1,004.6   $1,084.9   $1,180.2   $1,207.5
  Operating income                               178.9       41.4      103.9       76.4       73.7      111.0      208.9      175.0
  Income before
   cumulative effect of
   accounting change
   and extraordinary loss                        114.8       18.2       70.8       46.9       41.1       68.9      133.8      108.6
------------------------------------------------------------------------------------------------------------------------------------

  Cumulative effect of
   accounting change                                 -          -          -     (125.2)         -          -          -          -
  Extraordinary loss on
   early retirement
   of debt                                        (2.9)         -          -          -          -          -          -          -
------------------------------------------------------------------------------------------------------------------------------------

  Net income (loss)                           $  111.9   $   18.2   $   70.8   $  (78.3)  $   41.1   $   68.9   $  133.8   $  108.6
------------------------------------------------------------------------------------------------------------------------------------

Per common share:
  Income before
   cumulative effect of
   accounting change and
   extraordinary loss                         $   1.66   $    .26   $   1.06   $    .71   $    .62   $   1.04   $   1.98   $   1.60
  Cumulative effect of
   accounting change                                 -          -          -      (1.90)         -          -          -          -
  Extraordinary loss                              (.04)         -          -          -          -          -          -          -
------------------------------------------------------------------------------------------------------------------------------------

  Net income (loss)                           $   1.62   $    .26   $   1.06   $  (1.19)  $    .62   $   1.04   $   1.98   $   1.60
------------------------------------------------------------------------------------------------------------------------------------

  Dividends declared                          $    .49   $    .48   $    .47   $    .44   $    .44   $    .43   $    .35   $   1.37
------------------------------------------------------------------------------------------------------------------------------------

At Year End
Balance sheet data:
  Working capital                             $  270.8   $  225.4   $  258.9   $  299.4   $  192.9   $  198.2   $  237.3   $  163.0
  Total assets                                 1,144.3    1,094.7    1,174.0      871.2      764.5      793.2      784.6      703.9
  Long-term debt
   due after one year                            181.2      133.1      138.9      138.1       48.5       52.8       67.8       76.0
------------------------------------------------------------------------------------------------------------------------------------

*Amounts related to postretirement benefits are not comparable.

  Per share amounts have been adjusted for the 3-for-2 stock split effected in July of 1990 and for the 2-for-1 stock split effected in July of 1993.

(1) Includes income from assets held for sale beginning January 2, 1995.
(2) The USWA called a strike in the second quarter which lasted 10 weeks.
(3) Beginning November 10, 1993, results include acquisition of Jessop Steel Company.

                                      37                      1995 Annual Report

COMMON STOCK DATA

                                                                 Fiscal Quarter Ended
----------------------------------------------------------------------------------------------------
Fiscal 1995                                      April 2        July 2      October 1    December 31
----------------------------------------------------------------------------------------------------
Price range of common stock:
     High                                        $21.375        $23.00        $22.625        $20.50
     Low                                          18.375         18.75         19.75          16.375
Dividends declared                                  .12            .12           .12            .13
----------------------------------------------------------------------------------------------------

                                                                 Fiscal Quarter Ended
----------------------------------------------------------------------------------------------------
Fiscal 1994                                      April 3        July 3      October 2      January 1
----------------------------------------------------------------------------------------------------
Price range of common stock:
     High                                        $24.875        $21.25        $22.375        $21.875
     Low                                          18.125         17.00         18.375         18.00
Dividends declared                                  .12            .12           .12            .12
----------------------------------------------------------------------------------------------------

  The principal market on which the Company's common stock is traded is the New York Stock Exchange, using the symbol ALS. As of March 6, 1996, there were 66,241,891 shares of common stock outstanding held by 2,859 shareholders of record.

MANAGEMENT'S REPORT
The accompanying consolidated financial statements of Allegheny Ludlum Corporation and subsidiaries have been prepared in accordance with generally accepted accounting principles and include some amounts that are based upon Management's best estimates and judgments. Management has the primary responsibility for the information contained in the financial statements and in other sections of this Annual Report and for their integrity and objectivity.
  The Company has a system of internal controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly executed and recorded for the preparation of financial information. The concept of reasonable assurance is based on the recognition that there are inherent limitations in all systems of internal accounting control and that the cost of such systems should not exceed the benefits to be derived.
  The Company maintains a staff of professional internal auditors, who assist in audit coverage with the independent accountants and conduct operational and special audits. The independent accountants express their opinion on the Company's financial statements based on procedures, including an evaluation of internal controls, which they consider to be sufficient to form their opinion.
  The Audit and Finance Committee of the Board of Directors is composed of five non-employee members. Among its principal duties, the Committee is responsible for recommending the independent accountants to conduct the annual audit of the Company's financial statements and for reviewing the financial reporting and accounting practices.

/s/ A. H. Aronson

A. H. Aronson
President and
Chief Executive Officer

/s/ J. L. Murdy

J. L. Murdy
Senior Vice President--
Finance and
Chief Financial Officer

/s/ R. R. Roeser

R. R. Roeser
Vice President, Controller

Allegheny Ludlum Corporation          38