Form 10-K405, Exhibit 13
period 1995-12-31
ALLEGHENY LUDLUM CORP ET AL
filed 1996-05-13
CIK 811929

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

RESULTS OF OPERATIONS
Net sales by product line were as follows:

Fiscal Year (dollars in millions)                            1995       %          1994         %        1993       %
- -----------------------------------------------------------------------------------------------------------------------
Stainless Steel                                          $1,223.6      81.9      $  834.0      77.5    $  892.3    81.1
Silicon Electrical Steel                                    147.2       9.9         141.5      13.1       156.0    14.2
Other Specialty Alloys                                      123.5       8.2         101.4       9.4        51.9     4.7
- -----------------------------------------------------------------------------------------------------------------------
Total Net Sales                                          $1,494.3     100.0      $1,076.9     100.0    $1,100.2   100.0
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

ALLEGHENY LUDLUM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME


(In thousands of dollars except per share amounts)
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                     December 31,   January 1,   January 2,
                                                                                             1995         1995         1994
- ---------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                              $1,494,302   $1,076,871   $1,100,187
Costs and expenses:
     Cost of products sold                                                              1,173,374      915,039      877,662
     Research, development and technology                                                  46,180       36,545       41,901
     Commercial and administrative                                                         55,290       45,752       46,048
     Depreciation and amortization                                                         40,525       38,167       30,708
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                        1,315,369    1,035,503      996,319
- ---------------------------------------------------------------------------------------------------------------------------
Income from Steel Operations                                                              178,933       41,368      103,868
Operating earnings from assets held for sale                                               11,536            _            _
Other income (expense):
     Interest expense - net                                                                (1,516)      (6,003)      (2,638)
     (Loss) gain from limited partnership                                                       _       (2,590)      15,740
     Other income - net                                                                     1,794          167        1,996
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                           11,814       (8,426)      15,098
- ---------------------------------------------------------------------------------------------------------------------------
Income before Income Taxes and Extraordinary Loss                                         190,747       32,942      118,966
Income Taxes                                                                               75,952       14,730       48,206
- ---------------------------------------------------------------------------------------------------------------------------
Income before Extraordinary Loss                                                          114,795       18,212       70,760
Extraordinary Loss on Early Retirement of Debt,
     Net of Income Tax Benefit of $1,950                                                   (2,924)           _            _
- ---------------------------------------------------------------------------------------------------------------------------
Net Income                                                                             $  111,871   $   18,212   $   70,760
- ---------------------------------------------------------------------------------------------------------------------------
Per Common Share:
     Income before extraordinary loss                                                  $     1.66   $      .26   $     1.06
     Extraordinary loss                                                                      (.04)           _            _
- ---------------------------------------------------------------------------------------------------------------------------
     Net Income                                                                        $     1.62   $      .26   $     1.06
- ---------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

                                      23                      1995 Annual Report

ALLEGHENY LUDLUM CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands of dollars)
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                                  December 31,   January 1,
                                                                                                          1995         1995
- ---------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
     Cash and cash equivalents                                                                      $   70,913   $   11,185
     Trade receivables, less allowances for doubtful accounts of $3,873 and $3,715                     137,016      141,042
     Inventories                                                                                       236,459      232,379
     Prepaid expenses and other current assets                                                           9,886       11,035
- ---------------------------------------------------------------------------------------------------------------------------
         Total Current Assets                                                                          454,274      395,641
Properties, plants and equipment - net                                                                 451,623      464,977
Cost in excess of net assets acquired                                                                  130,103      133,862
Deferred income taxes                                                                                   44,670       49,027
Assets held for sale                                                                                    46,477       37,738
Other assets                                                                                            17,125       13,453
- ---------------------------------------------------------------------------------------------------------------------------
         Total Assets                                                                               $1,144,272   $1,094,698
- ---------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
     Current portion of long-term debt                                                              $    1,941   $    1,993
     Accounts payable                                                                                   93,464       96,417
     Accrued compensation and benefits                                                                  60,892       46,115
     Deferred income taxes                                                                               8,962        5,527
     Income taxes                                                                                        3,935        1,596
     Other accrued expenses                                                                             14,293       18,632
- ---------------------------------------------------------------------------------------------------------------------------
     Total Current Liabilities                                                                         183,487      170,280
Long-term debt, less current portion                                                                   181,157      133,097
Pensions                                                                                               105,699      135,758
Postretirement benefit liability                                                                       265,559      267,136
Other                                                                                                   32,922       26,721
- ---------------------------------------------------------------------------------------------------------------------------
         Total Liabilities                                                                             768,824      732,992
- ---------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity:
      Preferred stock, par value $1: authorized--50,000,000 shares; issued--none
      Common stock, par value $.10: authorized--250,000,000 shares;
        issued--72,878,242 shares (outstanding--67,106,871 and 70,650,571 shares)                        7,288        7,288
      Additional capital                                                                               271,473      270,571
      Retained earnings                                                                                214,128      136,027
      Equity adjustment related to minimum liability for pension plans                                 (14,727)     (20,682)
      Common stock in treasury at cost--5,771,371 and 2,227,671 shares                                (102,714)     (31,498)
- ---------------------------------------------------------------------------------------------------------------------------
         Total Shareholders' Equity                                                                    375,448      361,706
- ---------------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                                                          $1,144,272   $1,094,698
- ---------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


Allegheny Ludlum Corporation          24

ALLEGHENY LUDLUM CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS


(In thousands of dollars)
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                     December 31,   January 1,   January 2,
Fiscal Year Ended                                                                            1995         1995         1994
- ---------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                                          $  111,871   $   18,212   $   70,760
   Adjustments to reconcile net income to cash flow from
   operating activities:
     Depreciation and amortization                                                         40,525       38,167       30,708
     Loss (gain) from limited partnership                                                       _        2,590      (15,740)
     Deferred taxes                                                                         3,485        3,141       (3,143)
     Net reinvested earnings of assets held for sale                                       (8,739)           _            _
     Extraordinary loss on early retirement of debt                                         2,924            _            _
   Change in operating assets and liabilities:
     Long-term pension liability                                                          (19,330)     (13,385)     (10,840)
     Long-term postretirement liability                                                    (1,577)       2,876)      18,236
     Deferred employee benefits                                                             6,611       (3,118)       4,185
     Trade receivables                                                                      4,026      (30,080)         359
     Inventories                                                                           (4,080)      22,385       15,441
     Trade payables                                                                        (2,953)      12,665        1,047
     Income taxes payable                                                                   3,525       (5,566)      (5,191)
     Net change in other current assets and current liabilities                            19,493      (14,036)        (541)
   Other changes                                                                             (738)       7,343          529
- ---------------------------------------------------------------------------------------------------------------------------
        Cash Flows From Operating Activities                                              155,043       41,194      105,810
Cash flows from investing activities:
   Purchases of properties, plants and equipment                                          (30,863)     (52,738)     (50,446)
   Disposals of properties, plants and equipment                                            1,148          235          242
   Sales of short-term investments                                                              _       50,466       21,649
   Increase in limited partnership investment                                                   _            _       (5,437)
   Limited partnership distribution                                                           346            _       22,822
   Increase in notes receivable                                                            (1,175)        (160)        (892)
   Payments related to the 1993 acquisition primarily debt payment                              _      (25,000)     (57,800)
- ---------------------------------------------------------------------------------------------------------------------------
        Cash Used by Investing Activities                                                 (30,544)     (27,197)     (69,862)
Cash flows from financing activities:
   Issuance of debentures                                                                 150,000            _            _
   Payments on long-term debt                                                            (101,992)      (6,938)      (7,495)
   Dividends paid                                                                         (33,893)     (33,993)     (31,571)
   Purchases of treasury stock                                                            (75,562)     (10,910)      (1,307)
   Debt prepayment premium                                                                 (4,110)           _            _
   Employee stock plans                                                                       786          922        1,095
- ---------------------------------------------------------------------------------------------------------------------------
        Cash Used by Financing Activities                                                 (64,771)     (50,919)     (39,278)
- ---------------------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                                           59,728      (36,922)      (3,330)
Balance of cash and cash equivalents at beginning of year                                  11,185       48,107       51,437
- ---------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                               $   70,913   $   11,185   $   48,107
- ---------------------------------------------------------------------------------------------------------------------------

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

Allegheny Ludlum Corporation          26

Note 2 - Inventories


(In thousands of dollars)
                                                                                                  December 31,   January 1,
                                                                                                          1995         1995
- ---------------------------------------------------------------------------------------------------------------------------
Raw materials                                                                                       $   63,994   $   52,332
Work-in-process and finished products                                                                  249,139      213,282
Supplies                                                                                                16,515       16,048
- ---------------------------------------------------------------------------------------------------------------------------
Total inventories at current cost                                                                      329,648      281,662
Less allowance to reduce current cost values to LIFO basis                                              93,189       49,283
- ---------------------------------------------------------------------------------------------------------------------------
Total Inventories                                                                                   $  236,459   $  232,379
- ---------------------------------------------------------------------------------------------------------------------------

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

Note 3 - Properties, Plants and Equipment


(In thousands of dollars)
                                                                                                  December 31,   January 1,
                                                                                                          1995         1995
- ---------------------------------------------------------------------------------------------------------------------------
Land                                                                                                $    8,267   $    8,220
Buildings                                                                                               65,174       64,679
Machinery and equipment                                                                                612,729      591,277
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                                       686,170      664,176
Less allowance for depreciation and amortization                                                       234,547      199,199
- ---------------------------------------------------------------------------------------------------------------------------
Total Properties, Plants and Equipment                                                              $  451,623   $  464,977
- ---------------------------------------------------------------------------------------------------------------------------

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

                                      27                      1995 Annual Report

  Long-term debt consists of the following:

                                                                                                  December 31,   January 1,
(In thousands of dollars)                                                                                 1995         1995
- ---------------------------------------------------------------------------------------------------------------------------
6.95% debentures due 2025                                                                           $  150,000   $        _
5 7/8% convertible subordinated debentures due 2002                                                          _      100,000
Industrial revenue bonds due 1996 through 2007                                                          17,963       19,425
Capital lease obligations under industrial revenue bonds
     due 1996 through 2007                                                                              15,135       15,665
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                                       183,098      135,090
Less current portion                                                                                     1,941        1,993
- ---------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                                $  181,157   $  133,097
- ---------------------------------------------------------------------------------------------------------------------------

  Properties, plants and equipment include the following amounts for leases that have been capitalized:


                                                                                                  December 31,   January 1,
(In thousands of dollars)                                                                                 1995         1995
- ---------------------------------------------------------------------------------------------------------------------------
Land and buildings                                                                                  $    2,693   $    2,693
Machinery                                                                                               18,054       18,054
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                                        20,747       20,747
Less allowance for amortization                                                                         10,368        9,218
- ---------------------------------------------------------------------------------------------------------------------------
Total leases                                                                                        $   10,379   $   11,529
- ---------------------------------------------------------------------------------------------------------------------------

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

                                                                                                  December 31,   January 1,
(In thousands of dollars)                                                                                 1995         1995
- ---------------------------------------------------------------------------------------------------------------------------
Actuarial present value of accumulated benefit obligations, including
     vested benefits of $570,243 in 1995 and $507,565 in 1994                                       $  608,300   $  535,057
- ---------------------------------------------------------------------------------------------------------------------------
Actuarial present value of projected benefit obligations for services
     rendered to date                                                                                  673,824      600,668
Less plan assets at fair value, primarily listed stocks, government
     securities and pooled investment funds                                                            504,519      393,048
- ---------------------------------------------------------------------------------------------------------------------------
Projected Benefit Obligations in Excess of Plan Assets                                                 169,305      207,620
Unrecognized net loss from past experience different from assumed                                      (49,666)     (60,651)
Unrecognized prior service costs                                                                       (47,972)     (48,518)
Additional minimal liability                                                                            34,032       44,761
- ---------------------------------------------------------------------------------------------------------------------------
Pension Liabilities                                                                                  $ 105,699     $143,212
- ---------------------------------------------------------------------------------------------------------------------------


Allegheny Ludlum Corporation          28

  Pension liabilities are included in the balance sheets as follows:

                                                                                                  December 31,   January 1,
(In thousands of dollars)                                                                                 1995         1995
- ---------------------------------------------------------------------------------------------------------------------------
Accrued compensation and benefits                                                                   $        -   $    7,454
Pensions                                                                                               105,699      135,758
- ---------------------------------------------------------------------------------------------------------------------------
Total Pension Liabilities                                                                           $  105,699   $  143,212
- ---------------------------------------------------------------------------------------------------------------------------

  A summary of the net pension cost for the defined benefit pension plans is as follows:


(In thousands of dollars)                                                                    1995         1994         1993
- ---------------------------------------------------------------------------------------------------------------------------
Service cost - benefits earned during the period                                       $    6,506   $    7,520   $    4,751
Interest cost on projected benefit obligations                                             46,101       40,150       33,916
Actual return on plan assets                                                             (111,014)       3,674      (28,935)
Net amortization and deferral                                                              82,377      (35,803)       1,058
- ---------------------------------------------------------------------------------------------------------------------------
Net Pension Cost                                                                       $   23,970   $   15,541   $   10,790
- ---------------------------------------------------------------------------------------------------------------------------

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

                                                                                           Health         Life
(In thousands of dollars)    December 31, 1995                                               Care    Insurance        Total
- ---------------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO):
     Retirees                                                                          $  186,932   $   15,486   $  202,418
     Fully eligible active participants                                                    61,481        3,906       65,387
     Other active participants                                                            115,027        4,561      119,588
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                          363,440       23,953      387,393
     Less plan assets at fair value, primarily investment
       in limited partnership funds                                                        45,645            -       45,645
- ---------------------------------------------------------------------------------------------------------------------------
     Accumulated postretirement benefit obligations
       in excess of plan assets                                                           317,795       23,953      341,748
     Unrecognized net gain                                                                (52,853)      (2,149)     (55,002)
     Unrecognized prior service cost                                                      (21,167)         (20)     (21,187)
- ---------------------------------------------------------------------------------------------------------------------------
     Accrued postretirement benefit cost                                               $  243,775   $   21,784   $  265,559
- ---------------------------------------------------------------------------------------------------------------------------

                                      29                      1995 Annual Report

                                                                                           Health         Life
(In thousands of dollars)    January 1, 1995                                                 Care    Insurance        Total
- ---------------------------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit obligation (APBO):
     Retirees                                                                          $  159,089   $   13,731   $  172,820
     Fully eligible active participants                                                    44,560        3,106        7,666
     Other active participants                                                             88,613        3,686       92,299
- ---------------------------------------------------------------------------------------------------------------------------
                                                                                          292,262       20,523      312,785
     Less plan assets at fair value, primarily investment
       in limited partnership funds                                                        31,834            -       31,834
- ---------------------------------------------------------------------------------------------------------------------------
     Accumulated postretirement benefit obligations
       in excess of plan assets                                                           260,428       20,523      280,951
     Unrecognized net gain                                                                  4,511          295        4,806
     Unrecognized prior service cost                                                      (18,742)         121      (18,621)
- ---------------------------------------------------------------------------------------------------------------------------
     Accrued postretirement benefit cost                                               $  246,197   $   20,939   $  267,136
- ---------------------------------------------------------------------------------------------------------------------------

  The Company's Chairman serves on the advisory boards of the limited partnership funds.
  The discount rate used in determining the APBO was 7.0% at December 31, 1995 and 8.0% at January 1, 1995. The expected long-term rate of return on plan assets ranged from 9% to 15% in 1995 and 15% in 1994.
  Net postretirement benefit expenses included the following components:

                                                                                           Health         Life
(In thousands of dollars)    1995                                                            Care    Insurance        Total
- ---------------------------------------------------------------------------------------------------------------------------
     Service cost                                                                      $    5,857   $      256   $    6,113
     Interest cost                                                                         22,124        1,509       23,633
     Actual return on plan assets                                                            (419)           -         (419)
     Net amortization and deferral                                                         (1,751)          12       (1,739)
- ---------------------------------------------------------------------------------------------------------------------------
     Net periodic postretirement benefit expense                                       $   25,811   $    1,777   $   27,588
- ---------------------------------------------------------------------------------------------------------------------------

                                                                                           Health         Life
(In thousands of dollars)    1994                                                            Care    Insurance        Total
- ---------------------------------------------------------------------------------------------------------------------------
     Service cost                                                                      $    6,230   $      263   $    6,493
     Interest cost                                                                         19,390        1,498       20,888
     Actual return on plan assets                                                          (1,516)           -       (1,516)
     Net amortization and deferral                                                             47           77          124
- ---------------------------------------------------------------------------------------------------------------------------
     Net periodic postretirement benefit expense                                       $   24,151   $    1,838   $   25,989
- ---------------------------------------------------------------------------------------------------------------------------

                                                                                           Health         Life
(In thousands of dollars)    1993                                                            Care    Insurance        Total
- ---------------------------------------------------------------------------------------------------------------------------
     Service cost                                                                      $    4,700   $      206   $    4,906
     Interest cost                                                                         18,679        1,424       20,103
- ---------------------------------------------------------------------------------------------------------------------------
     Net periodic postretirement benefit expense                                       $   23,379   $    1,630   $   25,009
- ---------------------------------------------------------------------------------------------------------------------------

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

Note 6 - Shareholders' Equity


                                                                         Common        Additional     Retained     Treasury
(In thousands of dollars except per share amounts)                        Stock           Capital     Earnings       Shares
- ---------------------------------------------------------------------------------------------------------------------------
Balance at January 3, 1993                                               $    6,772    $  160,876   $  113,169   $  (23,873)
- ---------------------------------------------------------------------------------------------------------------------------
Net income                                                                                              70,760
Dividends on common stock at $.47 per share                                                            (31,571)
Common stock issued                                                             516       107,746
Employee stock plans                                                                          490         (100)       2,297
Purchase of 65,500 treasury shares at cost                                                                           (1,307)
- ---------------------------------------------------------------------------------------------------------------------------
Balance at January 2, 1994                                                    7,288       269,112      152,258      (22,883)
- ---------------------------------------------------------------------------------------------------------------------------
Net income                                                                                              18,212
Dividends on common stock at $.48 per share                                                            (33,993)
Employee stock plans                                                                        1,459         (450)       2,295
Purchase of 571,300 shares at cost                                                                                  (10,910)
- ---------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995                                                    7,288       270,571      136,027      (31,498)
- ---------------------------------------------------------------------------------------------------------------------------
Net income                                                                                             111,871
Dividends on common stock at $.49 per share                                                            (33,893)
Employee stock plans                                                                          902          123        4,346
Purchase of 3,826,900 treasury shares at cost                                                                       (75,562)
- ---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                             $    7,288    $  271,473   $  214,128   $ (102,714)
- ---------------------------------------------------------------------------------------------------------------------------

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

                                                                                                     Stock
                                                                                              Appreciation
                                                                            Stock Options           Rights      Price Range
- ---------------------------------------------------------------------------------------------------------------------------
Balance at January 3, 1993                                                        999,152           11,250
Granted                                                                           620,400                -      $     22.94
Exercised                                                                        (153,489)         (11,250)      8.33-11.08
Cancelled                                                                         (14,601)               -            10.75
- ---------------------------------------------------------------------------------------------------------------------------
Balance at January 2, 1994                                                      1,451,462                -
Granted                                                                            33,068                -            19.88
Exercised                                                                        (119,731)               -       8.33-11.88
Cancelled                                                                         (44,935)               -      10.75-22.94
- ---------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1995                                                      1,319,864                -
Granted                                                                            13,801                -            17.00
Exercised                                                                        (109,025)               -       8.33-11.08
Cancelled                                                                         (23,067)               -      10.75-22.94
- ---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                                                    1,201,573                -     $ 8.33-22.94
- ---------------------------------------------------------------------------------------------------------------------------

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

  The carrying amounts and fair values of the Company's financial instruments are as follows:


                                                                   December 31, 1995                 January 1, 1995
(In thousands of dollars)                                    Carrying Amount    Fair Value    Carrying Amount    Fair Value
- ---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents                                        $ 70,913         $ 70,913        $ 11,185        $ 11,185
6.95% debentures in 1995 and 5 7/8% convertible subordinated
 debentures in 1994                                               150,000          150,000         100,000         100,050
Long-term debt                                                     33,098           33,110          35,090          34,133
- ---------------------------------------------------------------------------------------------------------------------------

Note 8 - Taxes on Income

Income taxes (credits) consist of the following:


(In thousands of dollars)                                                                    1995         1994         1993
- ---------------------------------------------------------------------------------------------------------------------------
Current:
   Federal                                                                             $   60,143   $    9,411   $   40,653
   State                                                                                   12,324        2,178       10,696
- ---------------------------------------------------------------------------------------------------------------------------
     Subtotal current expense                                                              72,467       11,589       51,349
- ---------------------------------------------------------------------------------------------------------------------------
Deferred:
   Federal                                                                                  1,390          571       (1,828)
   State                                                                                    2,095        2,570       (1,315)
- ---------------------------------------------------------------------------------------------------------------------------
     Subtotal deferred expense                                                              3,485        3,141       (3,143)
- ---------------------------------------------------------------------------------------------------------------------------
Total income tax expense                                                               $   75,952   $   14,730   $   48,206
- ---------------------------------------------------------------------------------------------------------------------------
Income taxes paid                                                                      $   69,642   $   14,385   $   56,649
- ---------------------------------------------------------------------------------------------------------------------------

  The following is a reconciliation of the statutory federal income tax rate to the actual effective income tax rate:


Percent of pretax income                                                                     1995         1994         1993
- ---------------------------------------------------------------------------------------------------------------------------
Federal tax rate                                                                            35.0%        35.0%        35.0%
   State and local income taxes, net of federal tax benefit                                  4.9          9.4          5.1
   Amortization of cost in excess of net assets acquired                                      .6          3.8            -
   Other                                                                                     (.7)        (3.5)         0.4
- ---------------------------------------------------------------------------------------------------------------------------
Total effective income tax rate                                                             39.8%        44.7%        40.5%
- ---------------------------------------------------------------------------------------------------------------------------

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

                                      33                      1995 Annual Report

  The categories of assets and liabilities which have resulted in differences in the timing of the recognition of income and/or expense are as follows:


Deferred Tax Assets
(In thousands of dollars)                                                                                 1995         1994
- ---------------------------------------------------------------------------------------------------------------------------
Postretirement benefits other than pensions                                                           $104,553     $107,284
Deferred compensation and other benefit plans                                                           60,238       71,604
Other items                                                                                             19,733       18,524
- ---------------------------------------------------------------------------------------------------------------------------
Total deferred tax assets                                                                              184,524      197,412

Deferred Tax Liabilities
- ---------------------------------------------------------------------------------------------------------------------------
Basis of property, plant and equipment - net                                                           109,046      113,212
Inventory valuation - net                                                                               28,153       28,175
Other items                                                                                             11,617       12,525
- ---------------------------------------------------------------------------------------------------------------------------
Total deferred tax liabilities                                                                         148,816      153,912
- ---------------------------------------------------------------------------------------------------------------------------
Net deferred tax asset                                                                                $ 35,708     $ 43,500
- ---------------------------------------------------------------------------------------------------------------------------

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

Note 12 - Quarterly Data (Unaudited)


(In thousands of dollars except per share amounts)                                          Fiscal Quarter Ended
- -------------------------------------------------------------------------------------------------------------------------------
Fiscal 1995                                                                      April 2       July 2    October 1  December 31
- -------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                    $   395,332  $   390,468  $   373,631  $   334,871
Cost of products sold                                                            313,742      301,306      288,985      269,341
Operating income                                                                  46,474       53,142       48,461       30,856
Income before extraordinary loss                                                  28,854       34,470       30,119       21,352
Extraordinary loss on early retirement of debt                                         -            -            -       (2,924)
Net income                                                                        28,854       34,470       30,119       18,428
Net income per share:
  Primary
    Income before extraordinary loss                                         $       .41  $       .49  $       .44  $       .32
    Extraordinary loss                                                                 -            -            -         (.04)
    Net income                                                               $       .41  $       .49  $       .44  $       .28
  Fully diluted                                                              $       .39  $       .47  $       .42  $       .28
Weighted average common shares
  outstanding                                                                 70,567,973   69,959,030   68,963,949   67,495,993
- -------------------------------------------------------------------------------------------------------------------------------


(In thousands of dollars except per share amounts)                                          Fiscal Quarter Ended
- -------------------------------------------------------------------------------------------------------------------------------
Fiscal 1994                                                                      April 3   July 3 (1)    October 2    January 1
- -------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                    $   313,932  $   172,187  $   262,255  $   328,497
Cost of products sold                                                            245,717      191,283      211,720      266,319
Operating income (loss)                                                           35,747      (49,413)      20,913       34,121
Net income (loss)                                                                 18,118      (29,179)      10,328       18,945
Net income (loss) per share:
  Primary                                                                    $       .26  $      (.41)  $      .14  $       .27
  Fully diluted                                                              $       .25  $      (.41)  $      .14  $       .26
Weighted average common shares
  outstanding                                                                 70,938,937   70,792,035   70,787,897   70,790,579
- -------------------------------------------------------------------------------------------------------------------------------

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


/s/ Ernst & Young LLP


Pittsburgh, Pennsylvania
January 30, 1996


Allegheny Ludlum Corporation          36

SELECTED FINANCIAL DATA


(In millions of dollars except
per share amounts)                            1995 (1)   1994 (2)   1993 (3)       1992      1991*      1990*      1989*      1988*
- ------------------------------------------------------------------------------------------------------------------------------------

For Fiscal Year
Income statement data:
  Net sales                                   $1,494.3   $1,076.9   $1,100.2   $1,036.0   $1,004.6   $1,084.9   $1,180.2   $1,207.5
  Operating income                               178.9       41.4      103.9       76.4       73.7      111.0      208.9      175.0
  Income before
   cumulative effect of
   accounting change
   and extraordinary loss                        114.8       18.2       70.8       46.9       41.1       68.9      133.8      108.6
- ------------------------------------------------------------------------------------------------------------------------------------

  Cumulative effect of
   accounting change                                 -          -          -     (125.2)         -          -          -          -
  Extraordinary loss on
   early retirement
   of debt                                        (2.9)         -          -          -          -          -          -          -
- ------------------------------------------------------------------------------------------------------------------------------------

  Net income (loss)                           $  111.9   $   18.2   $   70.8   $  (78.3)  $   41.1   $   68.9   $  133.8   $  108.6
- ------------------------------------------------------------------------------------------------------------------------------------

Per common share:
  Income before
   cumulative effect of
   accounting change and
   extraordinary loss                         $   1.66   $    .26   $   1.06   $    .71   $    .62   $   1.04   $   1.98   $   1.60
  Cumulative effect of
   accounting change                                 -          -          -      (1.90)         -          -          -          -
  Extraordinary loss                              (.04)         -          -          -          -          -          -          -
- ------------------------------------------------------------------------------------------------------------------------------------

  Net income (loss)                           $   1.62   $    .26   $   1.06   $  (1.19)  $    .62   $   1.04   $   1.98   $   1.60
- ------------------------------------------------------------------------------------------------------------------------------------

  Dividends declared                          $    .49   $    .48   $    .47   $    .44   $    .44   $    .43   $    .35   $   1.37
- ------------------------------------------------------------------------------------------------------------------------------------

At Year End
Balance sheet data:
  Working capital                             $  270.8   $  225.4   $  258.9   $  299.4   $  192.9   $  198.2   $  237.3   $  163.0
  Total assets                                 1,144.3    1,094.7    1,174.0      871.2      764.5      793.2      784.6      703.9
  Long-term debt
   due after one year                            181.2      133.1      138.9      138.1       48.5       52.8       67.8       76.0
- ------------------------------------------------------------------------------------------------------------------------------------

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

                                      37                      1995 Annual Report

COMMON STOCK DATA

                                                                 Fiscal Quarter Ended
- ----------------------------------------------------------------------------------------------------
Fiscal 1995                                      April 2        July 2      October 1    December 31
- ----------------------------------------------------------------------------------------------------
Price range of common stock:
     High                                        $21.375        $23.00        $22.625        $20.50
     Low                                          18.375         18.75         19.75          16.375
Dividends declared                                  .12            .12           .12            .13
- ----------------------------------------------------------------------------------------------------

                                                                 Fiscal Quarter Ended
- ----------------------------------------------------------------------------------------------------
Fiscal 1994                                      April 3        July 3      October 2      January 1
- ----------------------------------------------------------------------------------------------------
Price range of common stock:
     High                                        $24.875        $21.25        $22.375        $21.875
     Low                                          18.125         17.00         18.375         18.00
Dividends declared                                  .12            .12           .12            .12
- ----------------------------------------------------------------------------------------------------

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